UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-SA

[ x ] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

Contact Gold Corp.
(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification No.)

400 Burrard St., Suite 1050
Vancouver, BC Canada V6C 3A6
(Full Mailing Address of Principal Executive Offices)

(604) 449-3361
Issuer’s Telephone Number, Including Area Code

ITEM 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Contact Gold Corp. (the "Company", or "Contact Gold") provides an analysis of, and should be read in conjunction with, our unaudited condensed interim consolidated financial statements as at, and for the six months ended, June 30, 2019, and the related notes thereto (together, the "Interim Financial Statements"), and other corporate filings, including our Offering Statement on Form 1-A (SEC file no. 024-10984) (the "Form 1-A") and submissions on Form 1-U, and the consolidated financial statements for the year ended December 31, 2018 (the "AFS"), prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") included in the Form 1-A.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this MD&A to "we," "us," "our" or "the Company", refer to Contact Gold Corp., a Nevada corporation. Terms defined within this MD&A are defined solely for this section.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements that involve numerous risks and uncertainties. The statements herein which are not historical reflect our current expectations and projections about the Company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend, " or "project" or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" included in our Form 1-A, as amended and supplemented to date by submissions on Form 1-U, and matters described in this MD&A generally. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business, activities, and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this MD&A will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about the Company include financial projections and future estimates and expectations about the Company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Reporting Currency

Our reporting currency is the Canadian dollar ("CAD"), and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. Amounts in United States dollars are expressed as "USD". As at June 30, 2019, the indicative rate of exchange, per $1.00 as published by the Bank of Canada, was USD 0.7641 (USD 0.7330 at December 31, 2018).

OPERATING RESULTS

Highlights and recent developments

  Announced results of the first six drill holes of the 2019 reverse circulation ("RC") drilling program at the Pony Creek gold property ("Pony Creek"), extending previously defined oxide gold mineralization, and continuing to deliver shallow intervals of gold mineralization typical of many currently producing Carlin-type gold systems in Nevada

  Closed a prospectus offering filed on an Offering Circular on Form 1-A (the "Offering") on May 22, 2019, issuing 20,000,000 common shares of the Company ("Contact Shares") on May 22, 2019 for gross proceeds of $4 million

  Closed a non-brokered private placement financing (the "Private Placement") on March 14, 2019, issuing 9,827,589 Contact Shares, at $0.29 per Contact Share (for gross proceeds of $2,850,001; as a consequence of the closing of the Offering, an additional 2,047,398 Contact Shares were issued from conversion of the Private Placement Rights (defined in this MD&A)

  Signed a purchase option agreement to acquire an undivided 100% interest in the past-producing Green Springs gold project ("Green Springs"), located in White Pine County, Nevada, adding a second Carlin-type gold system to the property portfolio

Overview

The Company was incorporated under the Business Corporations Act (Yukon) on May 26, 2000, and was continued under the Business Corporations Act (British Columbia) on June 14, 2006.

On June 7, 2017, the Company closed a series of transactions (the "Transactions"), including i) a reverse acquisition (the "RTO") of Carlin Opportunities Inc. ("Carlin"), a private British Columbia company, ii) a share consolidation, and iii) the acquisition (the "Clover Acquisition") of a 100% interest in Clover Nevada II LLC ("Clover"), an entity holding mineral property interests in Nevada (the "Contact Properties").

Contact Gold was continued under the laws of the State of Nevada when the Transactions closed, and began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017.

The comparative financial information presented herein reflects only the value of share capital and the assets, liabilities and operations of Carlin since its November 23, 2016 incorporation.

Mineral Properties

The Contact Properties are on Nevada’s Carlin, Independence, and North Nevada Rift gold trends which host numerous gold deposits and mines. Contact Gold controls a significant land position comprising target-rich mineral tenure which hosts numerous known gold occurrences, ranging from early- to advanced-exploration and resource definition stage.

Subsequent to closing the Clover Acquisition, the Company acquired additional mineral property claims contiguous to the original tenure through (i) direct staking, and (ii) relatively low-cost acquisitions from private landowners, including the East Bailey, and Pony Spur additions at Pony Creek, the Poker Flats acquisition adjacent to the Company’s Dixie Flats property, and the consolidation of the Cobb Creek property.

Most recently, and as discussed in this MD&A, the Company entered into an agreement providing the Company with the option to purchase a 100% interest in the Green Springs gold project, on the southern extension of the Carlin Trend.

Further to having completed a review of available data, the Company has also determined to dispose of, or abandon, certain of the Contact Properties, including the following:

  During the six-month period ended June 30, 2019, the Company determined to abandon those mineral property claims that comprise the Dry Hills, and Rock Horse properties;

  In November 2018, the Company sold the "Santa Renia", and "Golden Cloud" properties to Waterton Nevada Splitter, LLC ("Waterton Nevada"), a related party to the Company; and

  During the year ended December 31, 2018, the Company also determined to abandon the Woodruff property.

As at the date of this MD&A, the Contact Properties, including the option interest in Green Springs, encompass approximately 217 km2.

Expenditures directly attributable to the acquisition of mineral property interests have been capitalized; staking costs, related land claims fees paid and ongoing exploration expenditures, have been expensed. Mineral property expenditures on the Contact Properties are summarized in this MD&A. None of the Company’s properties have any known body of commercial ore or any established economic deposit; all are currently in the exploration stage.

The Contact Properties, and changes thereto, include:

	Pony Creek	Dixie Flats	North Star	Cobb	Portfolio
	(a)	(b)	(c)	Creek (d)	properties (e)	Total
	$	$	$	$	$	$
December 31, 2017	26,907,567	3,475,137	607,419	287,346	9,219,900	40,497,369
Additions	165,195	-	-	-	-	165,195
Disposals & Abandonments	-	-	-	-	(2,608,188)	(2,608,188)
Foreign Exchange	2,352,936	303,883	53,116	25,128	557,879	3,292,942
December 31, 2018	29,425,698	3,779,020	660,535	312,474	7,169,591	41,347,318
Disposals & Abandonments	-	-	-	-	(1,381,434)	(1,381,434)
Foreign Exchange	(1,197,131)	(153,742)	(26,873)	(12,712)	(291,681)	(1,682,139)
June 30, 2019	28,228,567	3,625,278	633,662	299,762	5,496,476	38,283,745

In asset purchases that are not business combinations under the Financial Accounting Standards Board's (the "FASB") Accounting Standards Codification ("ASC") ASC 805, Business Combinations, a deferred tax asset ("DTA") or liability ("DTL") is calculated with the impact recorded against the assigned value of the asset acquired. However, ASC 740, Income Taxes, prohibits any immediate income tax expense or benefit from the recognition of those deferred taxes. There is a DTL-related balance attributable to the mineral properties acquired in respect of Nevada net proceeds tax ("NNPT"; calculated at a rate of 5%), determined using a simultaneous equations method, attributed to the respective properties.

The value of the Contact Properties may vary period-over-period reflective of changes in the USD-CAD foreign exchange rate. Balances presented as the "Portfolio properties" include the Contact Properties that are not separately identified.

As detailed in this MD&A in the discussion relating to the Contact Preferred Shares (defined herein), and more specifically as part of the "Other Terms", Waterton was granted certain rights relating to the Contact Properties, including a right of first offer ("ROFO"), and a right of first refusal ("ROFR"). A third-party also holds a ROFO on certain of the Portfolio properties.

   Pony Creek

Pony Creek is located within the Pinion Range, in western Elko County, Nevada, south of GSV’s Railroad-Pinion project ("Pinion"). Since acquisition, Pony Creek has been the principal focus of the Company’s exploration efforts. The Pony Creek property currently comprises 1,345 claims encompassing approximately 107 km2 in the southern portion of Nevada’s Carlin gold trend and hosts multiple near-surface oxide and deeper high-grade gold occurrences and targets supported by extensive exploration databases. Large areas of prospective geological setting at Pony Creek had never been sampled or explored, particularly where the newly-recognized host horizons at the nearby Pinion project are exposed. Prior to acquisition by Contact Gold, no drilling had been conducted at Pony Creek in 10 years.

Since closing the Transactions, the Company has staked or acquired an additional 34 km2 of prospective mineral tenure adjacent to Pony Creek, primarily to the east and south. The new claims, including those previously known as Pony Spur and East Bailey, cover prospective host rocks with significant exploration potential that have seen minimal exploration effort in the past.

Since the establishment of Contact Gold in June 2017, we’ve reported having hit gold mineralization in 93 of the 99 holes drilled (including those lost before planned depth), and we continue to drill high-grade and oxide gold at Pony Creek, the majority of which are step-outs from the historical mineral resource estimate area at the property’s Bowl Zone.

Through June 30, 2019, the Company continued to refine the geological model, and completed the first phase of the 2019 drill program. Results for the initial six drill holes have been released as of the date of this MD&A, with an additional 18 drill holes pending. Data review and target refinement are ongoing.

During Q2 2019, as part of an annual comprehensive property review process in advance of the deadline to pay claims renewal fees with the United States’ Department of Interior’s Bureau of Land Management (the "BLM"), it was determined that the Company would not renew/maintain a total of 313 peripheral/non-core claims in the eastern portion of the property going into 2020.

Through 2018, the Company completed 51 drill holes (over 10,860 m), making two new gold discoveries (Stallion Zone and Pony Spur); and expanding the oxide gold footprints of the property’s Bowl Zone and the 1 kilometre ("km") x 300 m Appaloosa Zone, both of which remain open for expansion in most directions. The exploration team also identified several never-before drilled targets including, "Mustang" (the now combined "Willow" and "Moleen" targets), "Palomino", and "Elliott Dome". All of the targets advanced to date are in the northern part of the property, with a significant area believed to be on-strike yet to be explored toward the south.

The Company has multiple approved Notices of Intent ("NOI") (including subsequent amendments) to allow for the necessary disturbance of the initial holes of the planned 2019 drill program. Management anticipates receipt of an approved Plan of Operations for up to 60 acres of additional disturbance on the property later on in 2019.

There is a 3% net smelter returns royalty ("NSR") on the claims that comprise Pony Creek acquired from Waterton Nevada, 1% of which can be bought back prior to February 7, 2020 for USD 1,500,000. In addition to a 2% NSR awarded to the vendor on the acquisition of East Bailey, there is a 3% NSR over certain the East Bailey claims, up to 2% of which can be bought back for USD 1,000,000 per 1% increment. Advance royalty payments are also due annually; the amount due for the forthcoming year is USD15,000.

Details of exploration and evaluation activities incurred and expensed by Contact Gold at Pony Creek, including non-cash items, are as follows:

	For the period	For the period	For the period
	from January 1,	from January 1,	from June 7, 2017
	to June 30, 2019	to June 30, 2018	to June 30, 2017
Drilling, assaying & geochemistry	$554,970	$665,138	$7,270
Wages and salaries, including share-based compensation	468,208	257,927	20,171
Geological contractors/consultants & related crew care costs	233,744	433,549	7,133
Land claims fees	161,404	138,427	12,273
Permitting and environmental monitoring	23,950	108,932	1,287
Expenditures for the period	$1,442,276	$1,603,973	$48,134
Cumulative balance	$9,249,796	$5,556,692	$48,134
Drill metres completed	4,660	3,048	-

Additional information about Pony Creek is summarized in the Technical Report prepared in accordance with NI 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), entitled "NI 43-101 Technical Report on the Pony Creek Project, Elko County, Nevada, USA" (the "Technical Report"), prepared for Contact Gold, with an effective date of October 16, 2018, and dated October 22, 2018, as prepared by Vance Spalding, C.P.G; VP Exploration of Contact Gold, and can be viewed under Contact Gold’s issuer profile on the document filing and retrieval system for Canadian publicly-listed companies known as SEDAR at www.sedar.com.

b) Dixie Flats

The Dixie Flats gold property ("Dixie Flats") sits approximately 2.5 km to the east and south of the Emigrant mine ("Emigrant") operated by Newmont Goldcorp, in western Elko County, Nevada. The property boundary of Dixie Flats is 13 km north of Pony Creek, sitting along the Emigrant fault and sharing many of the same host rocks and much of the same stratigraphy as Pony Creek, and the Emigrant mine. As of the date of this MD&A, Dixie Flats comprises 324 unpatented mining claims covering 27.1 km2 of prospective ground.

Although there had been limited historic exploration activity at Dixie Flats, there are 27 historical drill holes on the property, several of which intersected significant gold mineralization. Highlights of historical results include ~1 g/t ("g/t") gold over 6 m and 0.23 g/t gold over 23 m. To date, work at Dixie Flats by the Company has consisted of data compilation, 26 line km of CSAMT geophysical surveys, a 304-station gravity survey, drill target selection and report preparation.

Results reinforce management’s belief in the prospectivity of the property. Interpretation of geophysical data indicates that the main controlling structure projects southward through Dixie Flats from Emigrant to GSV’s high-grade Dark Star deposit ("Dark Star").

During Q2 2019, as part of the annual comprehensive property review process in advance of the deadline to pay claims renewal fees with the BLM, it was determined that the Company would not renew/maintain 144 non-contiguous and peripheral claims believed to be off strike from the main controlling structure; these claims will lapse later this year. The Company expects to continue refining targets ahead of a future drill program.

For the six-month period ended June 30, 2019, expenditures, including non-cash items, incurred at Dixie Flats were $0.05 million (six months ended June 30, 2018: $0.05 million; period from June 7, 2017 to June 30, 2017: $nil).

There is a 2% NSR on the Dixie Flats property, 1% of which can be bought back prior to February 7, 2020 for USD 1,500,000.

c) North Star

The North Star property ("North Star") is located along the Emigrant fault, between Pony Creek and the Dixie Flats property, and 1.5 km north of Dark Star. North Star comprises 56 unpatented mining claims covering 4.68 km2 of prospective ground in western Elko County, Nevada. The Company believes the property’s location to be a significant piece of the district. There has been no historical drilling completed on the property.

Data and interpretation from exploration programs to date, including the results of CSMAT, geochemical surveys, gravity surveys and data compilation, show compelling evidence that the extension of the Emigrant and Dark Star deposits’ controlling structure projects through the North Star property.

The Company expects to undertake a drill program in the future and has completed construction of necessary drill pads under an approved NOI permit. The highest priority targets sit under or adjacent to main access road to Dark Star.

For each of the six-months ended June 30, 2019 and 2018, and the period from June 7, 2017 to June 30, 2017, expenditures, including non-cash items, incurred at North Star were de minimis as the Company focused its principal exploration efforts on Pony Creek.

There is a 3% NSR on the North Star property.

d) Cobb Creek

Upon closing of the Transactions, the Company held a 49% interest in the Cobb Creek property. Contact Gold consolidated its interest on November 7, 2017 by agreeing to make six annual payments of USD 30,000 in cash (the "Cobb Creek Obligation ") to a private individual (the "Cobb Counterparty") with whom a 2002 partnership agreement had previously been made. Associated acquisition costs of $156,040 have been capitalized to Cobb Creek for this incremental 51% interest; as of the date of this MD&A, the first two installments of the annual payment had been paid. The next payment of USD 30,000 is due in November 2019. The Company has recently staked additional unpatented mining claims encompassing further prospective ground. Data compilation, mapping, 3D modeling, and target refinement is ongoing.

For the six-month period ended June 30, 2019, expenditures, including non-cash items at Cobb Creek were $0.03 million (six months ended June 30, 2018: $0.10 million; period from June 7, 2017 to June 30, 2017: $nil).

e) Portfolio

The remaining Contact Properties, described in this MD&A and in the Interim Financial Statements as the "portfolio properties", are situated along the Carlin, Independence, and Northern Nevada Rift Trends, well known mining areas in the state of Nevada.

Pursuant to our annual property review process, it was determined that the Company would not renew/maintain a total of 522 peripheral/non-core claims at various Portfolio properties, including the claims that comprise the "Dry Hills" and "Rock Horse" properties in their entirety. The decision to abandon certain claims was made as a reflection of general market conditions, and the Company’s intent to focus on Pony Creek in particular.

An amount of $1,381,434 was recognized as an impairment charge in the six months ended June 30, 2019 relating to the planned abandonment of Dry Hills and Rock Horse. During the year ended December 31, 2018, the Company disposed of the "Santa Renia" and "Golden Cloud" exploration properties to Waterton Nevada, a related party to the Company, in exchange for cash consideration of approximately $0.64 million. A $1,962,061 loss was recognized in the year ended December 31, 2018 on this transaction. Although written-down at June 30, 2018, the Company entered into a lease agreement with an arm’s length party for the Woodruff property effective April 1, 2019, whereby the new lessee is responsible to pay the annual Claim Maintenance fees throughout the 10-year lease period and make annual lease payments in cash to the Company. The first such lease payment of USD 1,395 has been recognized within other income on the condensed interim consolidated statement of loss (gain) and comprehensive loss. The lessee also holds an option to purchase Woodruff for a cash payment of USD 160,000.

For the six-month period ended June 30, 2019, expenditures, including non-cash items (and exclusive of non-cash accounting charges incurred in aggregate on the portfolio properties totaled $0.13 million (six months ended June 30, 2018: $0.20 million; period from June 7, 2017 to June 30, 2017: $0.02 million). Expenditures in 2019 include an amount of $37,101 recognized in accelerated amortization further to the decision to abandon certain mineral claims.

On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement (the "Purchase Option Agreement") with subsidiaries of Ely Gold Royalties Inc., whereby Clover shall have an option to purchase a 100% interest in the Green Springs gold property for total consideration as follows:

  2,000,000 Contact Shares

  USD 25,000, and the reimbursement of prepaid claims fees relating to Green Springs (USD 6,215) upon entry into the Purchase Option Agreement (paid)

  USD 50,000 on the first anniversary of the Purchase Option Agreement

  USD 50,000 on the second anniversary of the Purchase Option Agreement

  USD 50,000 on the third anniversary of the Purchase Option Agreement

  USD 100,000 on the fourth anniversary of the Purchase Option Agreement

Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold’s election. Payment of all amounts can be accelerated and completed at any time.

The Portfolio properties each carry an NSR of between 2% and 4%, some of which include buy-down options that expire on February 7, 2020.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern, Capital Management and Contractual Obligations

The properties in which we currently have an interest are in the exploration stage. The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future. As at the date of this MD&A, the Company has approximately $2.3 million available in cash, and working capital of approximately $2.6 million. Contact Gold’s financial liabilities of payables and accrued liabilities are generally payable within a 90-day period.

Contact Gold’s continuation as a going concern depends on its ability to successfully raise financing through the issuance of debt or equity. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company; and therefore giving rise to a material uncertainty, which may cast substantial doubt as to whether Contact Gold’s cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date that the Interim Financial Statements are issued. Circumstances that could impair our ability to raise additional funds, or our ability to undertake transactions, are discussed in the Form 1-A under the heading "Risk Factors". In particular, the Company’s access to capital and its liquidity will be impacted by global macroeconomic trends, fluctuating commodity prices and general investor sentiment for the mining and metals industry.

Consequently, management pursues various financing alternatives to fund operations and advance its business plan, the most recent of which include the Private Placement, which closed in March 2019, and the Offering, which closed in May 2019, each as detailed in this MD&A.

To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company may determine to reduce the level of activity and expenditures, or divest certain mineral property assets, to preserve working capital and alleviate any going concern risk.

Capital Management

Contact Gold manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and Contact Gold’s holdings of cash. To facilitate the management of its capital requirements, Contact Gold prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. We believe that this approach, given the relative size and stage of Contact Gold, is reasonable.

There may be circumstances where, for sound business reasons, funds may be re-allocated at the discretion of the Board or management of Contact Gold. While we remain focused on our plans to continue exploration and development on the Contact Properties, we may (i) conclude to curtail certain operations; or (ii) should we enter into agreements in the future on new properties we may be required to make cash payments and complete work expenditure commitments under those agreements, which would change our planned expenditures.

There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group.

Contractual Obligations

A.

Contact Gold and Goldcorp USA, Inc. ("Goldcorp"), an entity holding 7,500,000 Contact Shares, entered into an investor rights agreement in 2017 whereby, for so long as Goldcorp maintains a 7.5% or greater equity ownership interest in Contact Gold:

	a)	Goldcorp will have the right to maintain its pro rata ownership percentage of Contact Gold during future financings;

b)

Goldcorp will have a "top up" right to increase its equity ownership percentage to a maximum of 19.9% of the issued and outstanding Contact Shares until the earlier of the date on which it elects not to exercise its participation right in any future financing or it disposes of any Contact Shares other than to its affiliates;

	c)	Goldcorp shall have the right to receive regular updates of technical information about Contact Gold;

	d)	Contact Gold will form, at Goldcorp’s request, a technical committee and Goldcorp will have the right to appoint not less than 25% of the members of the technical committee; and

	e)	If Goldcorp elects to sell a block of more than 5% of the Contact Gold Shares, Contact Gold will have the right to designate buyers.

As a consequence of the closing of the Private Placement, the right at item (b) is no longer applicable.

B.	In addition to the Embedded Derivatives, the Contact Preferred Shares include the following rights, privileges, restrictions and conditions ("Other Terms") for which there is no accounting impact:

So long as Waterton Nevada and/or its affiliates beneficially own or control 331/3% or more of the Contact Preferred Shares issued on closing of the Clover Acquisition, and subject to the provisions of the Contact Preferred Shares:

i.

Right of First Offer. Contact Gold will be obligated to inform Waterton Nevada of its intention to sell, lease, exchange, transfer or otherwise dispose of any of its interests in the Contact Properties that is not a sale of all or substantially all of Contact Gold’s assets and provide Waterton Nevada with a summary of the essential terms and conditions by which it is prepared to sell any specified interest in the Contact Properties. Upon receipt of such divesting notice, Waterton Nevada will have the right to elect to accept the offer to sell by Contact Gold on the terms contained on the divesting notice. If Waterton Nevada does not elect to accept the offer for such specified terms, Contact Gold shall be permitted to sell its specified interest in the Contact Properties to a third party for a period of 180 days from the date of the original divesting notice on terms and conditions no less favourable to Contact Gold than those contained in the divesting notice.

ii.

Right of First Refusal. If Contact Gold shall have obtained an offer from one or more third party buyers in respect of the sale, lease, exchange, transfer or other disposition of any of the Contact Properties, in whole or in part, in any single transaction or series of related transactions, which offer Contact Gold proposes to accept, Contact Gold shall promptly provide written notice of such fact to Waterton Nevada and offer to enter into such a transaction with Waterton Nevada.

iii.

Sale of Substantially All of Contact Gold’s Assets. Contact Gold shall not sell, lease, exchange, transfer or otherwise dispose of all or substantially all of its assets without Waterton Nevada’s prior written consent, which will not be unreasonably withheld or delayed.

Liquidation. In the event of a liquidation, dissolution or winding-up of Contact Gold or other distribution of assets of Contact Gold among its shareholders for the purpose of winding up its affairs or any steps taken by Contact Gold in furtherance of any of the foregoing, the holders of Contact Preferred Shares shall be entitled to receive from the assets of the Contact Gold in priority to any distribution to the holders of Contact Shares or any other class of stock of Contact Gold, the Liquidation Value (as such term is defined in the articles of incorporation of Contact Gold) per Contact Preferred Share held by them respectively, but such holders of Contact Preferred Shares shall not be entitled to participate any further in the property of Contact Gold.

Outstanding Securities

There were 82,471,973 Contact Shares issued and outstanding as at June 30, 2019 (50,596,986 at December 31, 2018), including 33,334 Restricted Shares (December 31, 2018: 66,667). As of the date of this MD&A, including the Restricted Shares, there are 82,471,973 Contact Shares issued and outstanding, with 2,000,000 Contact Shares issuable upon receipt of TSXV approval.

As at June 30, 2019 and December 31, 2018, there were also 11,111,111 Contact Preferred Shares outstanding, as described elsewhere in this MD&A.

Recent financings and issuances of Contact Shares

A.

To maintain financial flexibility, the Company filed a short-form base prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec (the "Commissions") on October 24, 2018. The Shelf Prospectus will, subject to securities regulatory requirements, enable Contact Gold to make offerings of up to $30 million of any combination of Contact Shares, debt securities, subscription receipts, units and warrants (all of the foregoing, collectively, the "Securities") during the 25-month period that the Shelf Prospectus, including any amendments thereto, remains valid. The specific terms of any future offering of Securities will be established in a prospectus supplement to the Shelf Prospectus (a "Prospectus Supplement"), filed with the applicable Canadian securities regulatory authorities.

B.

On March 14, 2019, the Company closed the Private Placement issuing 9,827,589 Contact Shares, at a price of $0.29 per Contact Share (the "Initial Placement Price") for gross proceeds of $2,850,001. Each Contact Share was accompanied by a "Private Placement Right". Subject to the rules and limitations of the TSXV, each Private Placement Right shall automatically convert to an additional number of Contact Shares, without the payment of additional consideration, upon the earlier of the following "Conversion Scenarios":

	(a)	the closing of a public offering registered or qualified under the United States’ Securities Act of 1933, as amended (the "Securities Act") (a "Qualified Offering");

	(b)	a Change of Control of Contact Gold; or

	(c)	one year following the closing date of the Private Placement ("Time Deadline").

In each instance a participant in the Private Placement would receive that number of additional Contact Shares such that the average price per Contact Share issued in aggregate, was effectively discounted from the Initial Placement Price (the "Placement Price"), determined as follows:

(i)

if the offering price of common stock sold in a Qualified Offering was greater than the Initial Placement Price, the number of additional Contact Shares would be that which provides a 5% discount to that Initial Placement Price; or

(ii)

if the offering price of Contact Shares sold in a Qualified Offering was equal to or less than the Initial Placement Price, the number of additional Contact Shares would be that which provides a 10% discount to that Qualified Offering Price; or

(iii)	in the event of a Change of Control, the number of additional Contact Shares would be that which provides a 5% discount to that Initial Placement Price; or

(iv)	in the event of conversion at the Time Deadline, the number of additional Contact Shares would be that which provides the maximum allowable discount prescribed pursuant to the rules of the TSXV.

The Company accounted for the Private Placement Rights as a derivative classified as a current liability, and furthermore, because the Private Placement Rights were not separable legally or practically from each other, they were treated as one instrument. The total estimated fair value of the Private Placement Rights, recorded initially as an obligation, was $370,232. The value of the Contact Shares issued in the Private Placement initially recognized on the condensed interim consolidated statement of equity was $2,479,769.

C.

On May 22, 2019, pursuant to (i) a Prospectus Supplement, and (ii) the Offering Circular on Form 1-A, pursuant to Regulation A under the Securities Act, filed with the United States Securities and Exchange Commission, the Company closed an offering of 20,000,000 Contact Shares at a price of $0.20 per Contact Share (the "Prospectus Offering") for gross proceeds of $4,000,000. Share issue costs of $1,327,412 associated with the Prospectus Offering, $313,220 of which had been recognized as deferred on the consolidated statement of financial position at December 31, 2018, were recognized in the period. An amount of $530,723 in fees paid to the underwriters of the Prospectus Offering, including certain expenditures incurred by the underwriters is included in share issue costs, and were net settled on closing of the Prospectus Offering.

D.

Pursuant to having closed the Prospectus Offering at a price per Contact Share lower than the Initial Placement Price, the Private Placement Qualified Offering criterion was met, and the Private Placement Rights were converted on May 22, 2019 resulting in the issuance of 2,047,398 additional Contact Shares, and $409,480 recognized to equity. Share issue costs of $6,004 associated with the Private Placement Rights were recognized in the period. As a consequence of the conversion of the Private Placement Rights, the effective price per Contact Share issued in the Private Placement (the "Placement Price") was $0.24.

E.

On July 23, 2019, Contact Gold agreed to issue 2,000,000 Contact Shares as initial consideration to acquire the Green Springs property. The issuance of these Contact Shares is pending approval of the TSXV.

Escrowed Contact Shares and other restrictions and obligations

As at June 30, 2019, 7,023,075 (December 31, 2018 – 10,534,611) of the Company’s issued common shares were held in escrow and restricted from trading, pursuant to the rules of the TSXV. These trading restrictions expire as follows:

December 14, 2019	3,511,537
June 14, 2020	3,511,538
7,023,075

Stock-based compensation

As at June 30, 2019 there were 9,788,000 (December 31, 2018: 8,198,000) Options outstanding to purchase Contact Shares. 3,728,165 of these Options had vested at June 30, 2019 (December 31, 2018: 1,166,583). The Company and certain officers and directors of the Company agreed to cancel an aggregate of 3,233,000 Options held by the Optionees on July 8, 2019. Accordingly, as of the date of this MD&A, there are 6,545,000 Options outstanding to purchase Contact Shares outstanding (1,628,333 of which had vested).

The Company awarded 186,047 deferred share units ("DSUs") to certain directors on July 22, 2019. Directors’ fees are paid quarterly; and beginning in July 2019 the Company expects to satisfy most of this remuneration to the independent directors in DSUs, rather than cash.

Contact Preferred Shares

As described in more detail under heading "Selected Statement of Loss and Comprehensive Loss Data – Preferred Stock ", in this MD&A, on June 7, 2017, as partial consideration for the Clover Acquisition, the Company issued 11,111,111 redeemable preferred shares (the "Contact Preferred Shares") with an aggregate face value denominated in USD 11,100,000 (the "Face Value") ($15,000,000, converted using the Bank of Canada indicative exchange rate on the date prior to issuance of USD 0.74), maturing five years from the date of issuance (the "Maturity Date"), and carrying a cumulative cash dividend accruing at 7.5% per annum (the "Dividend"), to Waterton Nevada (the Face Value, and the sum of the accrued Dividend amount together being the "Redemption Amount"). The accrued Dividend amount is payable on the earlier of conversion and the Maturity Date and has priority over any other dividends declared on other classes of the Company’s stock. Terms of the Contact Preferred Shares are detailed in the Interim Financial Statements.

The number of Contact Shares to be issued would be 10,760,422 if all of the outstanding Contact Preferred Shares had been converted into Contact Shares based on the rate of foreign exchange on June 30, 2019. The number of Contact Shares to be issued upon conversion of the Contact Preferred Shares may be materially different depending upon the USD-Canadian dollar exchange rates at the time of such conversion.

Selected Financial Information

Management is responsible for, and the Board approved, the Interim Financial Statements.

Our significant accounting policies are presented in Note 2 of the AFS; except as noted therein we followed these accounting policies consistently throughout all periods summarized in this MD&A. Contact Gold operates in one segment – the exploration of mineral property interests.

The Company and its business are relatively new, and the Company’s expenditures and cash requirements may fluctuate and lack some degree of comparability from period to period as activities are normalized and strategies are refined and executed. The Company’s quarterly results may be affected by many factors such as seasonal fluctuations, the write-off of capitalized amounts, share-based payment costs, tax recoveries and other factors that affect Company’s exploration and financing activities. In addition, the non-cashflow related impact of fair value fluctuations arising on the Contact Preferred Share embedded derivatives may give rise to significant results from one period to the next. Furthermore, the Company’s expenditures may also be affected by the strength of capital markets.

The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level may decline as a result of difficulties raising funds. When capital markets strengthen, and the Company is able to secure equity financing with favourable terms, the Company’s activity levels and the size and scope of planned exploration projects may increase.

Furthermore, management has determined that Contact Gold and Carlin have a CAD functional currency because each finance activities and incur expenses primarily in Canadian dollars. Clover has a USD functional currency reflecting the primary currency in which it incurs expenditures, and in which it receives funding from Contact Gold. Contact Gold’s presentation currency is Canadian dollars. Accordingly, and as Contact Gold’s most significant balances are assets held by Clover, each reporting period will likely include a foreign currency adjustment as part of accumulated other comprehensive loss (gain).

Selected Statement of Loss and Comprehensive Loss Data

Exploration and evaluation expenditures

Exploration and evaluation expenditures incurred by Contact Gold, including the amortization of land claim maintenance fees paid annually to the BLM and similar fees paid to various Nevada Counties (together, "Claims Maintenance fees"), have been expensed in the statements of loss (gain) and comprehensive loss. Details of exploration and evaluation activities, and related expenditures incurred are as follows:

	For the period	For the period	For the period
	from January 1,	from January 1,	from June 7, 2017
	to June 30, 2019	to June 30, 2018	to June 30, 2017
Drilling, assaying & geochemistry	$554,970	$667,303	$7,270
Wages and salaries, including share-based compensation	482,446	306,569	20,171
Land claims fees	329,574	387,969	38,215
Geological contractors/consultants & related crew care costs	257,983	485,701	7,134
Permitting and environmental monitoring	23,950	110,919	1,287
Property evaluation and data review	8,524	-	-
Expenditures for the period	$1,657,447	$1,958,461	$74,077
Cumulative balance	$10,367,521	$6,221,156	$74,077

(1)

The Company has determined to account for Claims Maintenance fees each year as prepaid expenses, amortized evenly over the course of the year with an expense for amortization recorded to each of the Contact Properties for the related period. Accordingly, the timing of cash outflows will not correspond with reported values at any given period. An amount of $37,101 relating to accelerated amortization of Claims Maintenance fees for those claims which the Company determined to abandon has also been included in Amortization of Claims Maintenance fees for the period ended June 30, 2019.

Details of exploration and evaluation expenditures incurred and expensed by the Company on the Contact Properties are as follows:

	For the period	For the period	For the period
	from January 1,	from January 1,	from June 7, 2017
	to June 30, 2019	to June 30, 2018	to June 30, 2017
Pony Creek	$1,442,276	$1,603,973	$48,134
Dixie Flats	45,762	46,305	4,345
North Star	7,106	16,010	775
Cobb Creek	25,543	96,382	706
Portfolio properties	128,236	195,791	20,117
Property evaluation and data review	8,524	-	-
Expenditures for the period	$1,657,447	$1,958,461	$74,077
Cumulative balance	$10,367,521	$6,221,156	$74,077

There are no amounts incurred by Contact Gold on the respective properties reflecting the acquisition of the Contact Properties on June 7, 2017.

Preferred Stock

As detailed in the Interim Financial Statements, the value of the Contact Preferred Shares was bifurcated to a "host" instrument and to certain identified embedded derivatives (the "Embedded Derivatives"); the reported value of each changes period over period, with an impact to the statements of loss (gain) and comprehensive loss.

  At issuance, the "host" instrument was valued at USD 6,033,480. The value of the "host", translated to CAD of $8,140,371 is accreted back to the full value of $15,262,500, including the value of the accumulated accrued dividends over five years. The non-cash accretion of the "host" value for the period from January 1, 2019 to June 30, 2019 was $1,044,073 (six months ended June 30, 2018: $878,741; and $97,038 for the period from issuance on June 7 to June 30, 2017). A non-cash foreign exchange gain of $465,621 reflective of the depreciation of the CAD compared to the USD through that period, was also recognized on the "host" (six months ended June 30, 2018: non-cash loss of $325,311; and a non-cash gain of $310,724 for the period from issuance on June 7 to June 30, 2017).

  The value of the Embedded Derivatives at issuance was USD 5,066,520 ($6,846,648). Each period the statements of loss (gain) and comprehensive loss include the impact of a revaluation of these Embedded Derivatives. Determination of the revaluation includes a considerable amount of judgment from management; the quantum from period-to-period is subject to a potentially significant amount of change and is generally inversely reflective of changes to the USD-denominated market price of the Contact Shares. During the period of January 1, 2019 to June 30, 2019 the Company recognised a loss of $96,288 on the change in fair value (six months ended June 30, 2018: gain of $592,688; and a gain of $1,866,120 for the period from June 7 to June 30, 2017). The change in fair value for the six months ended June 30, 2019 is inclusive of the impact of a change to the Company’s assumption as to the earliest date on which the Early Redemption Option held by Waterton Nevada might be exercised.

Wages and salaries of $783,354 for the six months ended June 30, 2019 ($412,935 for the six months ended June 30, 2018; $80,107 for the six months ended June 30, 2017) reflects amounts earned by officers and employees of the Company not directly attributable to exploration. The total expense reflects (i) directors’ fees paid in cash, and (ii) incentive remuneration awarded to employees of the Company determined during the period; neither of which were expenses in the comparative quarter.

Stock-based compensation expense, as directly reflected in the condensed interim consolidated statement of loss and comprehensive loss for the six months ended June 30, 2019 is $457,344 (six months ended June 30, 2018: $667,269; and $43,192 for the six months ended June 30, 2017). An additional amount of $77,883 was charged to exploration and evaluation expenditures for the six months ended June 30, 2019 (six months ended June 30, 2018: $90,269; and $4,227 for the six months ended June 30, 2017).

There were 1,670,000 Options awarded to directors, officers and employees of the Company during the first half of 2019 (2018: 4,615,000), exercisable at $0.275 with a five-year expiry; vesting in thirds over a period of three years. The remaining average contractual life of Options outstanding is 3.65 years. During the six months ended June 30, 2019, 80,000 Options awarded in 2018 were forfeit pursuant to the termination of an agreement with a service provider, resulting in the reversal of $8,149 previously recognized as an expense. In determining the fair market value of stock-based compensation granted to employees and non-employees, management makes significant assumptions and estimates. These assumptions and estimates have an effect on the stock-based compensation expense recognized and on the contributed surplus balance on our statements of financial position. Management has made estimates of the life of the Options, the expected volatility, and the expected dividend yields that could materially affect the fair market value of this type of security. Stock-based compensation expense should be expected to vary from period-to-period depending on several factors, including whether Options are granted in a period, and the timing of vesting or cancellation of such equity instruments.

Administrative, office and general expenses of $233,072 for the six months ended June 30, 2019 ($234,690 for the six months ended June 30, 2018; and $58,054 for the six months ended June 30, 2017), includes head office-related costs, listing and filing fees, banking charges, and other general administrative costs. Such expenditures should generally be consistent period-over-period. Professional, legal and advisory fees recognized for the six months ended June 30, 2019 of $196,789 (six months ended June 30, 2018: $123,882; and $239,294 for the six months ended June 30, 2017) reflect ongoing legal, audit and related advisory services, as well as incremental compliance costs incurred due to the Company’s legal status as a U.S. incorporated entity, listed on the TSXV. Expenses increased in 2019 compared to those in 2018 as the Company prepared to undertake the two financings that closed during the period.

Investor relations, promotion and advertising expenses of $86,249 for the six months ended June 30, 2019 ($202,384 for the six months ended June 30, 2018; and $54,900 for the six months ended June 30, 2017), include marketing activities (including related travel costs), website maintenance, and related costs to update shareholders of Contact Gold ("Shareholders") and prospective investors. Amounts in 2019 are lower than those of 2018 as a reflection of a general decrease in activities and the termination of certain promotion and advertising efforts.

Foreign exchange gains during the six months ended June 30, 2019 of $462,089 (loss of $108,337 for the six months ended June 30, 2018; gain of $332,670 for the six months ended June 30, 2017) reflects primarily the impact of the rate of exchange on the value of the Contact Preferred Shares, net of a gain on the revaluation of our USD-denominated cash balance at period end. Depending on the volatility of the exchange rate from period-to-period, the impact on the statement of loss and comprehensive loss could be significant.

Risks Associated With Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, the Contact Preferred Shares and the Embedded Derivatives. It is management's opinion that with the exception of the Contact Preferred Shares and the Embedded Derivatives: (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in the Interim Financial Statements.

Contact Preferred Shares, the Embedded Derivatives, the Private Placement Rights, and the Cobb Creek Obligation are each considered to Level 3 type financial liabilities, with each determined by observable data points, in particular the Company’s share price, and for certain of these financial instruments, the rate of CAD/USD foreign and the Company’s credit spread, with reference to current interest rates and yield curves.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits. As at June 30, 2019 the balance of cash held on deposit was $3.7 million (December 31, 2018: $0.5 million). The Company has not experienced any losses in such amounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash. The Company may have to issue additional Contact Shares to ensure there is sufficient capital to meet long term objectives. The Company’s financial liabilities of payables and accrued liabilities are payable within a 90-day period and are to be funded from cash on hand.

Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company’s current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for Shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Fair Value Estimation

With the exception of the Contact Preferred Shares, and other non-current liabilities, the carrying value of the Company’s financial assets and liabilities approximates their estimated fair value due to their short-term nature.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company’s operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company’s mineral property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar would result in a $14,207 increase or decrease respectively, in the Company’s cash balance. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time. A significant portion of the Company’s cash balance may be held in USD in any given period.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, estimates, and assumptions that affect the reported amounts of assets, liabilities, and expenses. A detailed presentation of all of Contact Gold’s significant accounting policies and the estimates derived therefrom, along with discussion as to judgments and estimates made by management which might impact the financial information, and a summary of new accounting pronouncements, please refer to our disclosures in the AFS at Note 2.

Related Party Transactions

Refer to disclosure in the Interim Financial Statements.

Scientific and Technical Disclosure

The Contact Properties are all early stage and do not contain any mineral resource estimates as defined by NI 43-101. There are no assurances that the geological similarities to projects mentioned herein operated by GSV or Newmont, or other project along the Carlin Trend, will result in the establishment of any resource estimates at any of Contact Gold’s property interests including Pony Creek, or that the Pony Creek can be advanced in a similar timeframe. The potential quantities and grades disclosed herein are conceptual in nature and there has been insufficient exploration to define a mineral resource for the targets disclosed herein. It is uncertain if further exploration will result in targets on any of the Contact Properties being delineated as a mineral resource.

The scientific and technical information contained in this MD&A has been reviewed and approved by Vance Spalding, CPG, Vice President Exploration, Contact Gold, who is a "qualified person" within the meaning of NI 43-10.

Known Trends and Uncertainties

Certain uncertainties relating to the global economy, political uncertainties and increasing geopolitical risk, increased volatility in the prices of gold, copper, other precious and base metals and other minerals, as well as increasing volatility in the foreign currency exchange markets may impact Contact Gold’s business and accordingly, may impact our ability to remain a going concern.

Trends and uncertainties, and economic and industry risk factors that may affect our business, in particular those that could affect our liquidity and capital resources, are described in more detail under the heading "Risk Factors" in the Company’s Offering Circular on Form 1-A. In particular, there are currently significant uncertainties in capital markets impacting the availability of equity financing for the purposes of mineral exploration and development, including:

Global Financial Conditions, and the Market Price of the Company’s Securities

Global financial conditions have been characterized by ongoing volatility with a particularly negative impact on access to public financing for earlier-stage and even advanced-stage mineral exploration companies. These conditions may affect the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. If such conditions continue, the Company’s operations could be negatively impacted. More specifically, the price of the Company’s securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals and, in particular, the price of gold. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors continue to adversely affect the price of gold, the market price of the Company’s securities may decline, and the Company’s operations may be materially and adversely affected.

The Contact Shares currently trade on the TSXV. Securities of micro-cap and small-cap companies have experienced substantial price and volume volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved or the value of underlying assets. These factors include macroeconomic developments and political environments in North America and globally and market perceptions of the attractiveness of particular industries. There is no assurance that the price of the Contact Shares will be unaffected by any such volatility. The price of the Contact Shares is also likely to be significantly affected by short-term changes in mineral and commodity prices or in its financial condition or results of operations as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the Contact Shares include the following: (i) the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; (ii) lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Contact Shares; (iii) the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; (iv) a substantial decline in the price of the Contact Shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity; and (v) the sale of securities by major shareholders.

As a result of any of these factors, the market price of the Contact Shares at any given point in time may not accurately reflect the Company’s long-term value and shareholders may experience capital losses as a result of their investment in the Company. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Early-Stage Development Company

The Company is a junior resource company focused primarily on the acquisition, exploration and development of mineral properties located in Nevada. The Company’s properties have no established mineral resources or mineral reserves on any of the Contact Properties due to the early stage of exploration at this time. Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource or mineral reserve and it is uncertain if further exploration will result in the determination of any mineral resource or mineral reserve. Quantities and/or grade described in this MD&A should not be interpreted as assurances of a potential mineral resource or reserve, or of potential future mine life or of the profitability of future operations.

Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of the Company’s projects can be mined profitably. Substantial expenditures are required to establish mineral resources or mineral reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Any profitability in the future from the business of the Company will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.

No assurance can be given that any particular level of recovery of minerals will be realized or that any potential quantities and/or grade will ever qualify as a mineral resource, or that any such mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Where expenditures on a property have not led to the discovery of mineral reserves, incurred expenditures will generally not be recoverable.

Government Regulation

The Company’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, including plant and animal species, and more specifically including the greater sage-grouse, mining taxes and labour standards. In order for the Company to carry out its activities, its various licences and permits must be obtained and kept current. There is no guarantee that the Company’s licences and permits will be granted, or that once granted will be extended. In addition, the terms and conditions of such licences or permits could be changed and there can be no assurances that any application to renew any existing licences will be approved. There can be no assurance that all permits that the Company requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes.

ITEM 2. Other Information

None.

ITEM 3. Financial Statements

The accompanying semi-annual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with U.S. GAAP. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the AFS in the Form 1-A for the year ended December 31, 2018.

In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that can be expected for the year ending December 31, 2019.

Contact Gold Corp.
(formerly Winwell Ventures Inc.)
An exploration stage company

CONSOLIDATED FINANCIAL STATEMENTS

Prepared in accordance with United States Generally Accepted Accounting Principles

As at and for the six months ended June 30, 2019

Unaudited

(Expressed in Canadian dollars)

Contact Gold Corp.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

		June 30,	December 31,
As at	Note	2019	2018
		$	$
Assets

Current assets
Cash and cash equivalents		3,692,659	545,164
Prepaids	4	133,581	461,312
Receivables		43,609	27,205
Deferred share issue costs	9 (b)	-	313,220
Total current assets		3,869,849	1,346,901

Non-current assets
Bonding deposit	4	197,411	204,630
Fixed assets		22,461	29,800
Exploration properties and deferred acquisition costs	5	38,283,745	41,347,318
Total non-current assets		38,503,617	41,581,748

Total assets		42,373,466	42,928,649

Liabilities and shareholders’ equity

Current liabilities
Payables and accrued liabilities	6	831,458	885,931
Other current liabilities	5 (d)	36,676	35,073
Total current liabilities		868,134	921,004

Non-current liabilities
Redeemable preferred stock	8	12,264,440	11,589,700
Other non-current liabilities	5 (d)	78,458	75,029
Deferred tax liability	5	1,914,187	2,067,366
Total non-current liabilities		14,257,085	13,732,095

Total liabilities		15,125,219	14,653,099

Shareholders’ Equity
Share capital	9	44,174,009	38,625,765
Contributed surplus	9	2,497,343	1,995,449
Accumulated other comprehensive income (loss)		(1,135,771)	499,651
Accumulated deficit		(18,287,334)	(12,845,315)
Total shareholders’ equity		27,248,247	28,275,550

Total liabilities and shareholders’ equity		42,373,466	42,928,649

Nature of operations and going concern	1, 2 (b)
Subsequent events	14

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Approved by the Board of Directors on August 21, 2019:

"Riyaz Lalani", Director	"John Dorward", Director

Contact Gold Corp.
Interim Consolidated Statements of Loss (Gain) and Comprehensive Loss
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

		Six months	Six months	Six months
		ended June 30,	ended June 30,	ended June 30,
	Note	2019	2018	2017
		$	$	$
Operating expenses:
Exploration and evaluation expenditures	5	1,657,447	1,958,461	74,077
Write-down of exploration properties	5 (e)	1,381,434	84,286	–
Accretion of redeemable preferred stock obligation	8	1,044,073	878,741	97,038
Wages and salaries		783,354	412,935	80,107
Stock-based compensation	9 (d)	457,344	667,269	43,192
Administrative, office, and general		233,072	234,690	58,054
Professional, legal & advisory fees		196,789	123,882	239,294
Loss (gain) on change in value of embedded derivatives	8	96,288	(592,688)	(1,866,120)
Investor relations, promotion and advertising		86,249	202,384	54,900
Loss on change in value of private placement rights	7	39,248	–	–
Accretion of Cobb Creek obligation	5 (d)	9,692	10,765	–
Interest and other income		(11,810)	(11,436)	(17,474)
Foreign exchange loss (gain)		(462,089)	108,337	(332,670)

Loss (gain) before income taxes		5,511,091	4,077,626	(1,569,602)

Income tax (recovery)	5 (e)	(69,072)	–	–

Loss (gain) for the period		5,442,019	4,077,626	(1,569,602)

Other comprehensive loss (gain)
Exchange differences on translation of foreign operations		1,635,422	(1,900,828)	1,630,417

Comprehensive loss for the period		7,077,441	2,176,798	60,815

Loss per Contact Share	9 (f)

Basic and diluted loss (gain) per share		$0.10	$0.08	$(0.08)

Weighted average number of Contact Shares (basic and diluted)		61,211,506	50,547,262	20,689,722

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Contact Gold Corp.
Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

			Contributed	Accumulated		Total
	Common Shares		surplus	other		shareholders’
			(Notes 9(d)	comprehensive	Accumulated	equity
	(Notes 3, 5, 7, and 9)		and (e))	(loss) income	deficit	(deficit)
	#	$			$	$
Balance as at December 31, 2016	2,769,486	250	–	–	(215,896)	(215,646)

Shares issued pursuant to private placements	23,815,000	21,157,500	–	–	–	21,157,500
Equity attributable to RTO	5,000,000	305,623	–	–	–	305,623
Shares issued for Clover Acquisition	18,550,000	18,550,000	–	–	–	18,550,000
Stock-based compensation	–	–	47,419	–	–	47,419
Restricted shares	100,000	–	1,389	–	–	1,389
Share issue costs	–	(1,561,052)	–	–	–	(1,561,052)
Cumulative translation adjustment	–	–	–	(1,630,417)	–	(1,630,417)
Net loss (gain) for the period	–	–	–	–	1,569,602	1,569,602
Balance as at June 30, 2017	50,234,486	38,452,321	48,808	(1,630,417)	1,353,706	38,224,418

Balance as at December 31, 2017	50,346,986	38,478,543	650,284	(2,790,375)	(990,223)	35,348,229

Shares issued to acquire East Bailey	250,000	112,500	–	–	–	112,500
Stock-based compensation	–	–	757,538	–	–	757,538
Cumulative translation adjustment	–	–	–	1,900,830	–	1,900,830
Net loss for the period	–	–	–	–	(4,077,627)	(4,077,627)
Balance as at June 30, 2018	50,596,986	38,591,043	1,407,822	(889,545)	(5,067,850)	34,041,470

Balance as at December 31, 2018	50,596,986	38,625,765	1,995,449	499,651	(12,845,315)	28,275,550

Shares issued pursuant to Private Placement	9,827,589	2,850,001	–	–	–	2,850,001
Shares issued pursuant to Prospectus Offering	20,000,000	4,000,000	–	–	–	4,000,000
Shares issued pursuant to conversion of
Private Placement Rights	2,047,398	39,248	–	–	–	39,248
Stock-based compensation	–	–	501,894	–	–	501,894
Restricted Shares	–	33,333	–	–	–	33,333
Share issue costs	–	(1,374,338)	–	–	–	(1,374,338)
Cumulative translation adjustment	–	–	–	(1,635,422)	–	(1,635,422)
Net loss for the period	–	–	–	–	(5,442,019)	(5,442,019)

Balance as at June 30, 2019	82,471,973	44,174,009	2,497,343	(1,135,771)	(18,287,334)	27,248,247

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Contact Gold Corp.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

		Six months	Six months	Six months
		ended June 30,	ended June 30,	ended June 30,
	Notes	2019	2018	2017
		$	$	$
Cash flows from operating activities
Net loss (gain) for the period		(5,442,019)	(4,077,627)	1,569,602
Adjusted for:
Movements in working capital:
Receivables		(16,404)	(25,289)	(86,813)
Prepaids		327,731	239,067	(51,373)
Payables and accrued liabilities		37,750	35,409	159,387
Gains and losses relating to change in fair value of embedded derivatives	8	96,288	(592,688)	(1,866,120)
Accretion of Contact Preferred Shares	8	1,044,073	878,741	97,038
Change in fair value of Private Placement Rights	7	39,248	-	-
Foreign exchange relating to Contact Preferred Shares	8	(465,621)	325,311	(310,724)
Stock-based compensation	9 (f)	535,227	757,538	48,808
Write-down of exploration property interests	5 (e)	1,381,434	84,286	-
Tax recovery on write-down of exploration properties		(69,072)	-	-
Accretion of Cobb Creek obligation	5 (d)	9,692	10,765	-
Amortization	5	6,243	2,739	-
Interest income on cash and cash equivalents		200	7,311	-
Foreign exchange impact on translation of cash balances during the period		3,532	(216,974)	(18,925)
Other income		(11,610)	4,125	-
Net cash used in operating activities		(2,523,308)	(2,567,286)	(459,121)

Cash flows from investing activities
Purchase of equipment		-	(36,982)	-
Transaction costs relating to acquisition of East Bailey	5 (a)	-	(33,254)	-
Cash Payment for Clover Acquisition	3	-	-	(6,800,000)
Transaction costs relating to Clover Acquisition	5	-	-	(461,500)
Cash acquired pursuant to RTO		-	-	40,390
Change in working capital attributable to share issue costs	3	-	-	(3,020)
Cash deposits for bonding and exploration activities		-	-	(64,885)
Net cash used in investing activities		-	(70,236)	(7,289,015)

Cash flows from financing activities
Cash received from Private Placement, net		2,828,236	-	21,157,500
Share issue costs, paid on Private Placement		(25,162)	-	(1,561,052)
Cash received from Public Offering, net		3,469,277	-	-
Share issue costs, paid on Public Offering		(575,691)	-	-
Net cash generated from financing activities		5,696,660	-	19,596,448

Effect of foreign exchange on cash		(25,857)	187,228	(36,151)

Net increase (decrease) in cash		3,147,495	(2,450,294)	11,812,161
Cash and cash equivalents, beginning of period		545,164	6,176,258	250
Cash and cash equivalents, end of the period		3,692,659	3,725,964	11,812,411
Supplemental cash flow information	12

The accompanying notes form an integral part of these condensed interim consolidated financial statements

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

1.	NATURE OF OPERATIONS

Nature of Business

Contact Gold Corp. (the "Company", or "Contact Gold") (formerly Winwell Ventures Inc., "Winwell"), was incorporated under the Business Corporations Act (Yukon) on May 26, 2000 and was continued under the Business Corporations Act (British Columbia) on June 14, 2006.

The Company is engaged in the acquisition, exploration and development of exploration properties in Nevada. The Company is domiciled in Canada and maintains a head office at 1050-400 Burrard St., Vancouver, BC, Canada.

The Company began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a.	Unaudited interim financial data

The accompanying unaudited interim consolidated balance sheets, statements of loss (gain) and comprehensive loss, cash flows, and shareholders’ equity as at, and for each of the six months ended June 30, 2019, 2018 and 2017, and the related interim information contained within the notes (the "Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "SEC") for interim financial information. Accordingly, they do not include all of the information and the notes required by U.S. GAAP for complete financial statements and should be read in conjunction with the audited financial statements of the Company as at and for the year ended December 31, 2018 (the "AFS").

In the opinion of management, the Interim Financial Statements reflect all normal and recurring adjustments necessary for the fair statement of the Company’s financial position as at June 30, 2019 and 2018 and results of its operations and cash flows for each of the six month periods ended June 30, 2019, 2018, and 2017. The results for six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2019 or for any other future annual or interim period.

The Board of Directors of the Company (the "Board") authorized the Interim Financial Statements on August 12, 2019.

	b.	Going concern

The Interim Financial Statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying values in the normal course of business for the foreseeable future; and do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Through the six months ended June 30, 2019, the Company recognized a comprehensive loss of $7.08 million. As at June 30, 2019, Contact Gold has an accumulated deficit of $18.29 million, and working capital of $3.00 million. The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future. Contact Gold’s continuation as a going concern depends on its ability to successfully raise financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company; and therefore giving rise to a material uncertainty, which may cast substantial doubt as to whether Contact Gold’s cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date that these Interim Financial Statements are issued.

Consequently, management pursues various financing alternatives to fund operations and advance its business plan, the most recent of which include the Private Placement (Note 9 (b)(iii)), which closed in March 2019, and the Offering (Note 9(b)(i)), which closed in May 2019.

To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company may determine to reduce the level of activity and expenditures, or divest of certain mineral property assets, to preserve working capital and alleviate any going concern risk.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	c.	Basis of consolidation

The Interim Financial Statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value, and are presented in Canadian dollars ("CAD"), except where otherwise indicated. Amounts in United States dollars are presented as "USD".

As described at Note 3, the Company completed a reverse-acquisition ("RTO") transaction on June 7, 2017, and accordingly, pursuant to the ASC 805, Business Combinations ("ASC 805"), for accounting and financial reporting purposes, Carlin Opportunities Inc. ("Carlin") has been identified as the acquirer and is presented in the Interim Financial Statements as the parent company. The comparative financial information for the period ended June 30, 2017 presented in the Interim Financial Statements thus reflect the assets, liabilities and operations of Carlin since its incorporation, and the accounts of the Company and Clover Nevada II LLC ("Clover") only for the periods subsequent to June 7, 2017. All significant intercompany balances and transactions have been eliminated.

	d.	Use of estimates and measurement uncertainties

The preparation of the financial statements in accordance with U.S. GAAP requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at each period end, and the reported amounts of expenses during the related reporting period. The more significant areas requiring the use of management’s estimates and assumptions include: the type and amount of exploration property acquisition and transaction costs eligible for deferral, the assessment of impairment of mineral properties, the most appropriate indicator of value in the acquisition of Clover and allocation of such value across its portfolio of exploration properties, the fair value of the host instrument and embedded derivatives that comprise the Contact Preferred Shares, the fair value of the Private Placement Rights, income taxes, and the valuation of share-based compensation.

To the extent possible, the Company bases its estimates on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from the amounts estimated in these Interim Financial Statements; uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Further information on management’s judgments, estimates and assumptions and how they impact the various accounting policies are described in the relevant notes to these financial statements and in the AFS.

	e.	Foreign exchange

Items included in the Interim Financial Statements are measured using the currency of the primary economic environment in which each company operates (the "functional currency"). Each of Carlin and Contact Gold Corp. raise financing and incur expenditures in CAD, giving rise to a CAD functional currency; Clover incurs expenditures and receives funding from the Company in USD, and accordingly has a USD functional currency.

In preparing the Interim Financial Statements, transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities are translated into CAD at the exchange rate in effect at the balance sheet date, and non- monetary assets and liabilities are translated into CAD at the exchange rate in effect at the time of acquisition or issue. Pursuant to the relief provided under ASC 830, Foreign Currency Matters ("ASC 830"), and for those transactions that have occurred uniformly throughout the comparative periods, an average rate is used to translate income transactions. Exchange differences arising from assets and liabilities held in foreign currencies, are recognized in other comprehensive gain or loss as cumulative translation adjustments.

	f.	Financial instruments and fair value accounting

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset, and the net amount reported in the condensed interim consolidated balance sheets, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the significance of the inputs used in making the measurement.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Financial instruments and fair value accounting (continued)

The three levels of the fair value hierarchy are as follows:

Level 1 — Unadjusted quoted prices (unadjusted) in active markets for identical assets that are accessible at the measurement date for identical, unrestricted assets or liabilities; Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

At initial recognition, Contact Gold classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices or valuation models, as appropriate. Valuation models require the use of assumptions, which may include the expected life of the instrument, the expected volatility, dividend payouts, and interest rates. In determining these assumptions, management uses readily observable market inputs where available or, where not available, inputs generated by management. Changes in fair value of held-for-trading financial instruments are recorded in gain or loss for the period. The Company held no held-for-trading financial assets or liabilities as at June 30, 2019.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive gain or loss. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net loss (gain). Investments in equity instruments that do not have an active quoted market price are measured at cost. As at June 30, 2019, the Company has no financial assets in this category.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method. Loans and receivables of Contact Gold are composed of ‘Cash and Cash Equivalents’ (Level 1), ‘Receivables’ (Level 2), and the ‘Bonding Deposits’ (Level 2), and are classified as appropriate in current or non-current assets according to their nature. The carrying value of the Company’s loans and receivables as at June 30, 2019 approximate their fair value due to their short-term nature.

Other financial liabilities are recorded initially at fair value and subsequently at amortized cost using the effective interest rate method. Subsequently, these other financial liabilities are measured at amortized cost using the effective interest method with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period. Other financial liabilities include payables and accrued liabilities (Level 2), the "host" element of the Contact Preferred Shares (Level 3)(Note 8), and the Cobb Creek obligation (Level 3)(Note 5(d)). Other financial liabilities and the Contact Preferred Shares are classified as current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities. No amount of the Contact Preferred Shares is currently due within 12 months, one USD 30,000 payment of the Cobb Creek obligation is due in November 2019.

g.	Financial assets and liabilities

Under the Company’s financial instrument policy, the Private Placement Rights issued as part of the March 2019 Private Placement (Note 7) were determined to be a derivative instrument recognized as a Level 3-type financial liability carried at fair value through profit or loss ("FVTPL").

The initial recognition of the Private Placement Rights considered the total consideration received by the Company in the Private Placement. The Company has elected to use the residual method to allocate the value of proceeds received between the Rights and the common shares of the Company ("Contact Shares") issued in the Private Placement. The Private Placement Rights were measured at their initial fair value, less directly attributable transaction costs, and the residual was allocated to those Contact Shares issued on initial closing.

In determining the fair value of the Private Placement Rights it was necessary for the Company to make certain judgments relating to the probability and timing of the occurrence of each of the Conversion Scenarios. It was also necessary for the Company to make certain assumptions to derive the effective interest rate used in calculating the Company’s credit spread, as well as assumptions relating to share price volatility.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Financial Instruments and fair value accounting (continued)

The Company based its judgments and assumptions on parameters relevant to the initial closing date for the Private Placement on March 14, 2019. The nature of these judgments and assumptions, and the factors management considered in determining the resultant calculation, are inherently uncertain and subject to change from period to period. Existing circumstances and assumptions about future developments may change due to changes in market conditions or circumstances arising beyond the control of the Company. Such changes could materially affect the related fair value estimates and are reflected in the assumptions when they occur.

The Private Placement Rights were converted on May 22, 2019 resulting in the issuance of 2,047,398 Contact Shares (Note 9(b)(ii)). The value at which these additional Contact Shares were recognized is net of the related fair value adjustment realized at the time of the conversion.

h.	Impairment of financial assets

At each reporting date, management assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)

Available-for-sale financial assets: A significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of (gain) loss and comprehensive loss. This amount represents the cumulative loss in accumulated other comprehensive loss that is reclassified to net loss.

(ii)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

i.	Impairment of long-lived assets

At each reporting date, management assesses the possibility of impairment in the carrying value of long-lived assets, including capitalized acquisition costs, development costs, and prepaid Claims Maintenance fees, whenever events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. An impairment is determined to exist if the total projected future cash flows on an undiscounted pre-tax basis are less than the carrying amount of a long-lived asset or asset group. An impairment loss is measured with reference to the amount by which the carrying amount of the asset exceeds its fair value using market participant assumptions. Such fair value is determined with reference to ASC 820, Fair Value Measurements and Disclosures, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Where practical, management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. In the case of exploration properties for which it is not possible to determine cash flow information, management considers, among other things, enterprise value to hectare (the size of the respective properties) as compared to that of a select group of peer companies’ mineral property assets, an estimate of potential sales proceeds as compared to the carrying value of the property, and other similar factors which may indicate or question the potential economic value of an exploration property.

Resource exploration is a speculative business and involves a high degree of risk. There is no certainty that the expenditures made by Contact Gold in the exploration of its property interests will result in discoveries of commercial quantities of minerals. Exploration for mineral deposits involves risks which even a combination of professional evaluation and management experience may not eliminate. Significant expenditures are required to locate and estimate ore reserves, and further the development of a property.

Management’s estimates of mineral prices, mineral resources, foreign exchange rates, production levels, operating capital requirements, and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	i.	Impairment of long-lived assets (continued)

Capital expenditures to bring a property to a commercial production stage are also significant. There is no assurance the Company has, or will have, commercially viable ore bodies. There is no assurance that management of the Company will be able to arrange sufficient financing to bring ore bodies into production.

It is possible that material changes could occur that may adversely affect management’s estimates.

	j.	Gain and loss per share

Gain and loss per common share is calculated by deducting both the dividends declared in the period on the Contact Preferred Shares (whether or not paid) and the dividends accumulated for the period on the Contact Preferred Shares (whether or not earned) from the gain or loss for the period, and dividing the result by the weighted average number of Contact Shares outstanding during the period. The Company follows the treasury stock method in the calculation of diluted gain or loss per share. Under the treasury stock method, the weighted average number of Contact Shares outstanding used for the calculation of diluted gain or loss per share assumes that the proceeds to be received on the exercise of dilutive Options, share purchase warrants or Contact Preferred Shares are used to repurchase common shares at the average market price during the period.

	k.	Accounting standards adopted

Leases

Effective January 1, 2019, the Company adopted ASC 842, Leases ("ASC 842"), electing to use a package of three practical expedients as part of a required modified retrospective transition method. ASC 842 revises existing practice related to accounting for leases under ASC Topic 840, Leases ("ASC 840"), the previous accounting standard, for both lessees and lessors. The new guidance in ASC 842 requires lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease, particularly those with a term of 12 months or less). In January 2018, the FASB issued ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842. This update permits an entity to elect an optional transitional practical expedient to not evaluate land easements that exist or expire before the Company’s adoption of ASC 842 that were not previously accounted for as leases under ASC 840. The Company has elected this transitional provision.

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease liability, recognized at the lease commencement date, will be equal to the present value of lease payments; and the right-of-use asset will be based on the lease liability, subject to adjustment such as for initial direct costs. For the purposes of the statement of loss and comprehensive loss, the new standard retains a dual model similar to ASC 840, requiring leases to be classified as either operating or finance. For lessees, operating leases will result in straight-line expense in net loss (gain) over the term of the lease (similar to prior practice of accounting by lessees for operating leases under ASC 840), while finance leases will result in a front-loaded expense pattern (similar to accounting by lessees for capital leases under ASC 840).

Impact of adoption

The Company elected to account for certain arrangements, including its Vancouver and Nevada offices, as short-term, and has thus not recognized a lease liability and corresponding right-of-use asset for these arrangements.

There was no consequential impact upon adoption for any period, and accordingly, although there was notional application of the package of practical expedients on adoption, there has been no restatement of prior periods, nor any adjustment to the retained earnings.

Codification Improvements

In July 2018, the FASB issued ASU 2018-09, Codification Improvements ("ASU 2018-09"). ASU 2018-09 provides amendments to various topics in the FASB’s Accounting Standards Codification, which applies to all reporting entities within the scope of the affected accounting guidance. The transition and effective date guidance are based on the facts and circumstances of each amendment. Some of the amendments in ASU 2018-09 do not require transition guidance and were effective upon issuance of ASU 2018-09. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018.

There was no notable impact upon adoption of any of the improvements provided for in ASU 2018-09.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	l.	Accounting policies not yet adopted

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU "2016- 13"). ASU 2016-13 will change how companies account for credit losses for most financial assets and certain other instruments. For trade receivables, loans and held-to-maturity debt securities, companies will be required to estimate lifetime expected credit losses and recognize an allowance against the related instruments. For available-for-sale debt securities, companies will be required to recognize an allowance for credit losses rather than reducing the carrying value of the asset. The adoption of this update will result in earlier recognition of losses and impairments.

In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses ("ASU 2016-13"). ASU 2016-13 introduced an expected credit loss methodology for the impairment of financial assets measured at the amortized cost basis. That methodology replaces the probable, incurred loss model for those assets. ASU 2018-19 is the final version of Proposed Accounting Standards Update 2018-270, which has been deleted. Additionally, the amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842.

These updates are effective for fiscal years beginning after December 15, 2019, and the Company is currently evaluating ASU 2016-13 and 2018-19 and the potential impact of adopting this guidance on its financial reporting.

Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"). This update modifies the disclosure requirements for fair value measurements by removing, modifying or adding disclosures. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted. Certain disclosures in the update are applied retrospectively, while others are applied prospectively. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

3.	ARRANGEMENT AGREEMENT AND ACQUISITION OF CLOVER NEVADA II LLC

On June 7, 2017, the Company closed a series of transactions including a reverse acquisition of a non-operating company and the acquisition of a 100% interest in Clover, an entity holding mineral property interests in the State of Nevada.

a)	Reverse Take-over

The Company entered into an arrangement agreement dated December 8, 2016, as amended on January 31, 2017 (the "Arrangement Agreement"), with Carlin, a private British Columbia company, whereby, subject to the terms and conditions of the Arrangement Agreement, the following transactions occurred on June 7, 2017, pursuant to a court-approved statutory plan of arrangement (the "Arrangement"):

1.	a share consolidation on the basis of one (1) new common share in the capital of Winwell (the "New Winwell Shares") for every eight (8) existing common shares of Winwell;

2.	the conversion of 23,815,000 previously issued subscription receipts of Carlin (the "Subscription Receipts") into common shares of Carlin (the "Carlin Shares");

3.

the acquisition by Winwell of 28,815,000 Carlin Shares (being all the then issued and outstanding Carlin Shares) (the "Acquisition") in exchange for the issuance of New Winwell Shares to shareholders of Carlin (the "Carlin Shareholders") on a one share for one share basis; and

4.	the authorization for Winwell to continue into the State of Nevada, and to change its name to "Contact Gold Corp.".

Pursuant to the Acquisition, 91.2% of the Contact Shares were issued to the Carlin Shareholders, yielding them control of the Company. Following the name change and completion of the continuance of Winwell to the State of Nevada, holders of New Winwell Shares (which included the former holders of Carlin Shares) became holders of Contact Shares. The substance of the Acquisition was determined to be an RTO of a non-operating company. However, as a non-operating company lacking an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return, or other economic benefits, directly to its investors, Winwell did not constitute a business. As a result, the Acquisition was accounted for as a capital reorganization, with Carlin identified as the accounting acquirer. Accordingly, the Interim Financial Statements reflect the continuation of the financial statements of Carlin, with one adjustment, which is to retroactively adjust Carlin’s legal capital in order to reflect the capital of Winwell (2,769,486 Contact Shares), the accounting acquiree, as the legal parent of the consolidated entity. Financial information presented in these Interim Financial Statements relating to periods prior to the closing of the Arrangement is also retroactively adjusted to reflect the legal capital of Winwell.

The transaction has been measured at the carrying value of the net assets of Winwell that were acquired of $568,740, less RTO transaction costs of $321,268. Accordingly, the amount of equity attributable to the RTO was $247,4711.

b)	Clover Acquisition

Winwell and Carlin, together with Waterton Nevada Splitter, LLC ("Waterton Nevada"), and Clover also entered into a securities exchange agreement dated December 8, 2016, as amended on January 31, 2017 (the "Securities Exchange Agreement"), pursuant to which Contact Gold, immediately following the completion of the Arrangement, acquired 100% of the membership interests of Clover, the entity holding a portfolio of 13 gold properties located on Nevada’s Carlin, Independence and Northern Nevada Rift gold trends (the "Contact Properties")(Note 5), in exchange for:

i)	18,550,000 Contact Shares (Note 9);

ii)	11,111,111 non-voting preferred shares of Contact Gold ("Contact Preferred Shares") (Note 8); and

iii)	a cash payment of $7,000,000 (the "Cash Payment")

(the "Clover Acquisition", and together with the Arrangement, the "Transactions").

The Clover Acquisition did not meet the definition of a business combination as (i) the Contact Properties are at the exploration stage with no defined mineral reserves, and (ii) neither Contact Gold, nor Clover contained any business processes. Consequently, the transaction was accounted for as an acquisition of an asset.

The total of consideration paid ($40,537,020) and transaction costs ("Acquisition Costs") incurred ($586,073) was allocated to the assets acquired, including the Contact Properties ($40,973,369) (Note 5) and prepaid Claims Maintenance fees ($149,724) based on relative fair values at that time.

___________________________________________
1 Transaction costs directly relating to the RTO incurred by Carlin in the amount of $321,268 (of which $58,152 had been incurred through December 31, 2016 and deferred), were recorded as a charge to retained earnings of Contact Gold to the extent of Winwell’s cash balance ($361,658) immediately prior to closing the Transactions. Accordingly, the balance of cash recognized as acquired from Winwell is $40,390 on closing of the Transactions.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

4.	PREPAIDS AND BONDING DEPOSIT

Prepaid expenses include $53,116 (December 31, 2018: $406,633) relating to fees paid to the United States’ Department of Interior’s Bureau of Land Management (the "BLM") and similar fees paid to state and municipal agencies, as well as fees paid annually pursuant to private property lease and other similar land use arrangements (together, "Claims Maintenance fees"). Such fees to the BLM, cover the twelve-month period ranging from September 1 to August 31 of the subsequent year. Fees paid to the respective Nevada counties cover the twelve-month period from November 1 to October 31 of the subsequent year. Fees paid pursuant to private property lease and other similar land use arrangements cover the 12-month period of their respective anniversaries.

The Company also has a non-current deposit of $197,411 (USD 150,000) made in connection with securing exploration and disturbance bonding in the State of Nevada ("Bonding Deposit") (December 31, 2018: $204,630). The Bonding Deposit carries an unspecified term tied to eventual reclamation on operations conducted at Pony Creek and the Company’s other exploration property interests.

5.	EXPLORATION PROPERTIES AND DEFERRED ACQUISITION COSTS

Pursuant to the Clover Acquisition, on June 7, 2017, the Company completed the acquisition of 100% of the membership interests of Clover, a Nevada limited liability company of which Waterton Nevada was the sole member. Clover is the legal entity that holds the mineral property rights and interests that comprise the Contact Properties. The total of consideration paid, and Acquisition Costs incurred, to acquire Clover in June 2017 was allocated to the Contact Properties and prepaid Claims Maintenance fees (Note 4), acquired based on relative fair values as at the date of the Transactions. Consideration paid comprised Contact Shares, Contact Preferred Shares (Note 8) and a total of $7,000,000 in cash.

The Company has subsequently acquired additional mineral property claims contiguous to the original tenure ("Additions"), and either vended ("Disposals") or determined to abandon or impair certain properties (Note 14(b)). Waterton Nevada holds a right of first offer ("ROFO"), a right of first refusal ("ROFR"), and other rights over the Contact Properties then acquired (Note 8). A third-party holds a ROFO on certain of the Portfolio properties. With the exception of the Cobb Creek property (nil%), the Contact Properties each carry a net smelter returns ("NSR") royalty of between 2% and 4%, some of which include buy-down options.

In asset purchases that are not business combinations under ASC 805, a deferred tax asset ("DTA") or liability ("DTL") is calculated with the impact recorded against the assigned value of the asset acquired. However, ASC 740, Income Taxes, prohibits any immediate income tax expense or benefit from the recognition of those deferred taxes. There is a DTL-related balance attributable to the mineral properties acquired in respect of Nevada net proceeds tax ("NNPT"; calculated at a rate of 5%). The DTL amount is determined using a simultaneous equations method, and attributed to the respective properties. Upon closing of the Transactions, the Company recognized deferred tax assets of $2,149,915 arising from the application of NNPT on the values of the Contact Properties. The DTL amount is subject to change reflective of the carrying value of the properties from period to period and the impact thereon of changes to the rates of foreign exchange.

	Pony Creek	Dixie Flats	North Star	Cobb Creek	Portfolio
	(a)	(b)	(c)	(d)	properties (e)	Total
	$	$	$	$	$	$
December 31, 2017	26,907,567	3,475,137	607,419	287,346	9,219,900	40,497,369
Additions	165,195	-	-	-	-	165,195
Disposals & Abandonments	-	-	-	-	(2,608,188)	(2,608,188)
Foreign Exchange	2,352,936	303,883	53,116	25,128	557,879	3,292,942
December 31, 2018	29,425,698	3,779,020	660,535	312,474	7,169,591	41,347,318
Disposals & Abandonments	-	-	-	-	(1,381,434)	(1,381,434)
Foreign Exchange	(1,197,131)	(153,742)	(26,873)	(12,712)	(291,681)	(1,682,139)
June 30, 2019	28,228,567	3,625,278	633,662	299,762	5,496,476	38,283,745

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

5.	EXPLORATION PROPERTIES AND DEFERRED ACQUISITION COSTS (continued)

The Company has not yet established the existence of mineralized materials on any of its mineral property interests projects, as defined by the SEC under Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations ("Industry Guide 7"). As a result, the Company is in the "Exploration Stage", as defined under Industry Guide 7, and will continue to remain in the Exploration Stage until such time proven or probable reserves have been established.

Resource exploration is a speculative business and involves a high degree of risk. There is no certainty that the expenditures made by Contact Gold in the exploration of its property interests will result in discoveries of commercial quantities of minerals. Exploration for mineral deposits involves risks which even a combination of professional evaluation and management experience may not eliminate. Significant expenditures are required to locate and estimate ore reserves, and further the development of a property.

Capital expenditures to bring a property to a commercial production stage are also significant. There is no assurance the Company has, or will have, commercially viable ore bodies. There is no assurance that management of the Company will be able to arrange sufficient financing to bring ore bodies into production.

	a)	Pony Creek

The Pony Creek project is located within the Pinion Range, in western Elko County, Nevada. There is a 3% NSR royalty on those claims that comprise Pony Creek acquired from Waterton Nevada, 1% of which can be bought back for USD 1,500,000 prior to February 7, 2020.

On February 6, 2018, the Company acquired what was known as the East Bailey property, which is contiguous to Pony Creek, in exchange for 250,000 Contact Shares valued at $112,500 and a 2% NSR royalty on certain of the claims. An aggregate amount of $39,181 in directly attributable expenditures incurred relating to the East Bailey acquisition has also been included in "Additions" ($7,538 of which was incurred and accounted for in the year ended December 31, 2017). A DTL and a foreign exchange adjustment of $8,260, and $12,792, respectively, were recognized on the acquisition. There is a 3% NSR royalty over other claims that comprise East Bailey, up to 2% of which can be bought back for USD 1,000,000 per 1% prior to September 2030.

	b)	Dixie Flats

The Dixie Flats property sits approximately 11 kilometres to the north of the northern-most point of Pony Creek, in western Elko County, Nevada. There is a 2% NSR on the Dixie Flats property, 1% of which can be bought back for USD 1,500,000.

	c)	North Star

The North Star property is located approximately eight kilometres north of the northern-most point of Pony Creek, in western Elko County, Nevada. There is a 3% NSR on the North Star property.

	d)	Cobb Creek

Upon closing of the Clover Acquisition, the Company acquired a 49% interest in the Cobb Creek property located in Elko County, Nevada. The acquisition value assigned to the Company’s interest in Cobb Creek was $132,210, including $10,812 in transaction costs, and an amount of $6,591 recognized as a DTL. The Company subsequently acquired the remaining 51% interest, and related historic data, in exchange for six annual payments of USD 30,000, the first of which was paid on closing of the agreement ($38,379). The discounted value of the annual payments at the time of the transaction was $114,329.

The total value of the obligation (the "Cobb Creek obligation") was recognized as a financial liability at amortized cost, determined with an interest rate of 18.99%, in line with the effective interest rate determined for the Contact Preferred Shares (Note 8). The second annual payment of USD 30,000 ($39,777) was made in November 2018. The remaining Cobb Creek obligation is recorded to the condensed interim consolidated balance sheets as a current ($36,676) and non-current amount ($78,458) as at June 30, 2019 ($35,073 and $75,029, respectively as at December 31, 2018). Accretion expense of $9,692, and a foreign exchange loss of $5,032 have been recorded within other comprehensive loss for the six months ended June 30, 2019 ($10,765 and $16,920, respectively, for the six months ended June 30, 2018).

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

5.	EXPLORATION PROPERTIES AND DEFERRED ACQUISITION COSTS (continued) e) Portfolio properties

Balances presented as Portfolio properties include the remaining Contact Properties.

During the six-month period ended June 30, 2019, the Company determined to abandon those mineral property claims that comprise the Dry Hills, and Rock Horse properties; accordingly, the carrying value of these properties was written down by $1,381,434 to $nil. The recovery of a previously recognized DTL of $69,072 has been recognized to the statement of loss and comprehensive loss.

During the year ended December 31, 2018, the Company determined to impair those mineral property claims that comprise the Woodruff property. Accordingly, the carrying value of Woodruff was written down by $84,286 to $nil. On April 1, 2019, the Company entered into a lease agreement with an arm’s length party for the Woodruff property. The amount of the annual lease payment received on the effective date of the lease of $1,860 (USD 1,395) has been recognized within other income on the consolidated statement of loss. The third-party operating Woodruff is responsible to pay the annual Claim Maintenance fees throughout the 10-year lease period. The lessee also holds an option to purchase Woodruff for a cash payment of USD 160,000.

By an agreement dated November 5, 2018 (the "GC&SR Disposal"), the Company disposed of the Golden Cloud and Santa Renia properties to Waterton Nevada in exchange for aggregate cash consideration of $560,951 (Note 10). The Company recognized a $1,962,061 loss on the transaction in the year ended December 31, 2018. Waterton Nevada also reimbursed the Company for $79,008 (USD 60,975) in Claims Maintenance fees relating in aggregate to the two properties. The reimbursed funds were applied against the carrying value of Claims Maintenance fees (Note 4).

Subsequent to period end, the Company entered into an option agreement to acquire the Green Springs gold project, on the southern extension of the Carlin Trend (Note 14(b)).

Exploration and evaluation expenditures expensed to the consolidated statements of loss and comprehensive loss

Exploration and evaluation expenditures incurred by Contact Gold, including ongoing amortization of prepaid Claims Maintenance fees (Note 4), have been cumulatively expensed in the consolidated statements of loss (gain) and comprehensive loss. There are no amounts incurred by Contact Gold on the respective properties reflecting the acquisition of the Contact Properties on June 7, 2017.

Details of exploration and evaluation activities, and related expenditures incurred are as follows:

	Six months ended	Six months ended	For the period from
	June 30, 2019	June 30, 2018	June 7, 2017 to
			June 30, 2017
Drilling, assaying & geochemistry	$554,970	$667,303	$7,270
Wages and salaries, including share-based compensation	482,446	306,569	20,171
Amortization of Claims Maintenance fees	329,574	387,969	38,215
Geological contractors/consultants & related crew care costs	257,983	485,701	7,134
Permitting and environmental monitoring	23,950	110,919	1,287
Property evaluation and data review	8,524	-	-
Expenditures for the period	$1,657,447	$1,958,461	$74,077
Cumulative balance	$10,367,521	$6,221,156	$74,077

Wages and salaries through June 30, 2019, include share-based compensation of $77,883 (six months ended June 30, 2018: $90,629; and for the period of June 7 to June 30, 2017: $4,227) (Note 9(d)). An amount of $6,243 (six months ended June 30, 2018: $2,739; and for the period of June 7 to June 30, 2017: $nil) in amortization expense arising from the use of fixed assets at Pony Creek has been included in the amount reported as geological contractors/consultants & related crew care costs.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

5.	EXPLORATION PROPERTIES AND DEFERRED ACQUISITION COSTS (continued)

Details of exploration and evaluation expenditures incurred and expensed by Contact Gold on specific Contact Properties are as follows:

	Six months ended	Six months ended	For the period from
	June 30, 2019	June 30, 2018	June 7, 2017 to
			June 30, 2017
Pony Creek	$1,442,276	$1,603,973	$48,134
Dixie Flats	45,762	46,305	4,345
North Star	7,106	16,010	775
Cobb Creek	25,543	96,382	706
Portfolio properties	128,236	195,791	20,117
Property evaluation and data review	8,524	-	-
Expenditures for the period	$1,657,447	$1,958,461	$74,077
Cumulative balance	$10,367,521	$6,221,156	$74,077

6.	PAYABLES AND ACCRUED LIABILITIES

	As at	As at
	June 30, 2019	December 31, 2018
Payables	$645,975	$726,738
Accrued liabilities	185,483	159,193
	$831,458	$885,931

Payables and accrued liabilities are non-interest bearing and are normally settled on 30-day terms (Note 10).

7.	CONVERTIBLE COMMON SHARE RIGHTS

On March 14, 2019, the Company closed a non-brokered private placement of 9,827,589 Contact Shares (the "Private Placement") at a price of $0.29 per Contact Share (the "Initial Placement Price") for proceeds of $2,850,001 (Note 9(b)(iii)). Each Contact Share was accompanied by one right (a "Private Placement Right"), which, subject to the rules and limitations of the TSXV, was automatically convertible to a certain number of additional Contact Shares without the payment of additional consideration, upon the earlier of:

	(a)	the closing of a public offering registered or qualified under the Unites States’ Securities Act of 1933, as amended (the "Securities Act") (a "Qualified Offering");

	(b)	a Change of Control of Contact Gold; or

	(c)	one year following the closing date of the Private Placement ("Time Deadline"). (together, (a), (b), (c), the "Conversion Scenarios").

In each instance a participant in the Private Placement would receive that number of additional Contact Shares such that the average price per Contact Share issued in aggregate, was effectively discounted from the Initial Placement Price (the "Placement Price"), determined as follows:

	(i)	if the offering price of common stock sold in a Qualified Offering was greater than the Initial Placement Price, the number of additional Contact Shares would be that which provides a 5% discount to the Initial Placement Price; or

	(ii)	if the offering price of Contact Shares sold in a Qualified Offering was equal to or less than the Initial Placement Price, the number of additional Contact Shares would be that which provides a 10% discount to that Qualified Offering Price; or

	(iii)	in the event of a Change of Control, the number of additional Contact Shares would be that which provides a 5% discount to that Initial Placement Price; or

	(iv)	in the event of conversion at the Time Deadline, the number of additional Contact Shares would be that which provides the maximum allowable discount prescribed pursuant to the rules of the TSXV.

The Company accounted for the Private Placement Rights as a derivative classified as a current liability, and furthermore, because the Private Placement Rights were not separable legally or practically from each other, they were treated as one instrument.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

7.	CONVERTIBLE COMMON SHARE RIGHTS (continued)

The total estimated fair value of the Private Placement Rights at issuance was $370,232, and the value of the Contact Shares initially recognized on the condensed interim consolidated statement of equity was, accordingly $2,479,769. The valuation was undertaken using certain observable and unobservable inputs in multiple Monte Carlo simulations. Significant inputs into the determination of fair value included the following on the date of issuance: (i) the price of the Contact Shares on the TSXV, (ii) the annualized historical volatility of the price of the Contact Shares on the TSXV (range: 85.8% - 92.3%), (iii) risk-free rates, and (iv) probability weightings for the likelihood and potential timing of each of the respective Conversion Scenarios determined by management, as well as expectations relating to the discount to be expected in a Qualified Offering. The impact of changes in estimates of the probability of one of the Qualified Offering, Change of Control, or the expiration of the Time Deadline, occurring first may also impact the fair value of the Private Placement Rights. There is significant complexity to the interplay and impact of these various inputs and the quantum resultant from these relationships.

The Company completed a Qualified Offering on May 22, 2019 (Note 9(b)(i)), thereby satisfying the first of the Conversion Scenarios and causing the issuance of additional Contact Shares (Note 9(b)(ii)). The offering price of Contact Shares sold in the Qualified Offering was less than the Initial Placement Price, and accordingly, the number of additional Contact Shares issued was calculated such that subscribers to the Private Placement received a total of 2,047,398 additional Contact Shares, implying an effective Placement Price of $0.24 per Contact Share.

A summary of changes to the value of the Private Placement Rights is set out below:

March 14, 2019	$370,232
Change in fair value	39,248
May 22, 2019	$409,480

Upon conversion of the Private Placement Rights and issuance of the additional Contact Shares, $409,480 was recognized to equity, with an adjustment to the statement of loss and comprehensive loss in the period for the $39,248 change in fair value.

8.	REDEEMABLE PREFERRENCE STOCK

On June 7, 2017, as partial consideration for the Clover Acquisition, the Company issued 11,111,111 Contact Preferred Shares with an aggregate face value denominated in USD of 11,100,000 (the "Face Value") ($15,000,000, converted using the Bank of Canada indicative exchange rate on the date prior to issuance of USD 0.74), maturing five years from the date of issuance (the "Maturity Date"), and carrying a cumulative cash dividend accruing at 7.5% per annum (the "Dividend"), to Waterton Nevada (the Face Value, and the sum of the accrued Dividend amount together being the "Redemption Amount"). The accrued Dividend amount is payable on the earlier of conversion and the Maturity Date, and has priority over any other dividends declared on other classes of the Company’s stock.

As a contract to buy non-financial assets (the Contact Properties) that is ultimately settled in either cash or Contact Shares, the Contact Preferred Shares are considered to be comprised of (i) a "host" instrument, and (ii) the value of certain rights, privileges, restrictions and conditions attached to the Contact Preferred Shares (the "Pref Share Rights") each, respectively determined to be an embedded derivative (together, the "Embedded Derivatives"). As a reflection of the potential modification and variability of the cash flows arising from the "host" instrument and the Embedded Derivatives, each are measured separately from each other.

Industry standard methodology was used to determining the fair value of the host and the Embedded Derivatives, utilizing a set of coupled partial differential Black-Scholes equations solved numerically using finite-difference methods. Upon issuance, the fair value of the Contact Preferred Shares was determined to be $14,987,020 (approximately equal to the Face Value), including $6,846,649 in value attributable to the Embedded Derivatives.

Preferred Shares (host)

The host instrument was initially recorded at fair value of USD 6,033,480 ($8,140,371) and is revalued each period-end using the same approach as described to revalue the Embedded Derivatives, resulting in a difference to the fair value that will vary from period-to-period. In determining the fair value of the host on the date of issue, it was necessary for the Company to make certain assumptions to derive the effective interest rate used in calculating the Company’s credit spread. The estimated fair value of the host instrument at June 30, 2019 is USD 9,807,295 ($12,834,807).

The carrying value, including the aggregate Dividend amount for the five-year term, has been recognized as a financial liability at amortized cost.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

8.	REDEEMABLE PREFERRENCE STOCK (continued)

Recognition of the host at amortized cost is in view of the i) Dividend being at a fixed rate, and ii) mandatory redemption feature of the instrument, both of which are payable in cash on the Maturity Date. Mandatorily redeemable instruments are classified as liabilities pursuant to ASC 480, Distinguishing Liabilities From Equity, therefore any dividends or accretion on instruments that have a legal form of equity should generally be presented as interest expense. At June 30, 2019, the cumulative amount of the accrued Dividend reflected in the accretion expense is $2,247,638 (December 31, 2018: $1,779,776).

Using the effective interest rate method, at a rate of 18.99%, the Contact Preferred Shares are remeasured at amortized cost each period end, with an accretion expense recorded to the consolidated statements of loss (gain)and comprehensive loss.

A summary of changes to the value of the Contact Preferred Shares host instrument, including the impact from change to the foreign exchange rate for the periods from issuance on June 7, 2017 to June 30, 2019 is set out below:

June 7, 2017	$8,140,371
Accretion	97,038
Foreign exchange	(310,724)
June 30, 2017	$7,926,685
December 31, 2017	8,419,705
Change in value of the Preferred Shares host instrument
Accretion	878,741
Foreign exchange	325,311
June 30, 2018	$9,623,757
December 31, 2018	11,003,919
Change in value of the Preferred Shares host instrument
Accretion	1,044,073
Foreign exchange	(465,621)
June 30, 2019	$11,582,371

Pref Share Embedded Derivatives

The Embedded Derivatives are classified as liabilities, and each are interconnected and relate to similar risk exposures, namely Contact Gold’s interest rate risk (as changes in the Company’s credit spread change the economic value of the redemption), and the Company’s foreign exchange rate risk exposure (as the foreign exchange rate, and the price of the Company’s common shares and volatility thereof, impact the effective conversion price and number of Contact Shares issuable on conversion). Accordingly, the Embedded Derivatives are valued together as one compound instrument. Those Pref Share Rights for which there is separate accounting from the host contract are as follows:

i.

The "Conversion Option": Subject to the limitation that Waterton Nevada (and/or its affiliates) cannot own more than 49% of the issued and outstanding Contact Shares following conversion of the Contact Preferred Shares (the "Conversion Cap"), the Contact Preferred Shares are convertible at the holder’s election, into Contact Shares at a conversion price of $1.35 per Contact Preferred Share (the "Conversion Price"). The number of Contact Shares to be issued on conversion is equal to the Redemption Amount at the conversion date, converted to Canadian dollars, and divided by the Conversion Price. Accordingly, because the Face Value and Dividend amount are denominated in USD, and the Conversion Price is denominated in Canadian dollars, the preferred share conversion ratio is modified by changes in the USD-Canadian dollar exchange rate. This changes the number of Contact Shares that the Company would issue to the preferred shareholder(s) upon conversion.

ii.

The "Early Redemption Option" (the "EROption"): Contact Gold has the option to redeem the Contact Preferred Shares at any time before the Maturity Date at the Redemption Amount, in USD. Upon receipt of notification of redemption, and subject to the Conversion Cap, the holder can choose to exercise their conversion right for all or any portion of the Contact Preferred Shares.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

8.	REDEEMABLE PREFERRENCE STOCK (continued)

Pref Share Embedded Derivatives (continued)

iii.

The "Change of Control Redemption Option" (the "COCROption"): If a Change of Control (as such term is defined in the Securities Exchange Agreement, and generally including such events as a merger, amalgamation, reorganization or similar transaction that causes a change in control of Contact Gold, or the sale, lease, transfer or other disposition of all or substantially all of Contact Gold’s assets), occurs on or prior to the fourth anniversary of the issuance of the Contact Preferred Shares (the "PShare Anniversary"), the holder of the Contact Preferred Shares has the option to require Contact Gold to redeem all or part of the Contact Preferred Shares for the "COC Redemption Amount", unless such change in control transaction is with Waterton Nevada.

The COCROption is calculated as (a) 120% of the Redemption Amount, if there is a Change of Control on or prior to the second PShare Anniversary; or (b) 115% of the Redemption Amount, if there is a Change of Control after the second PShare Anniversary, but on or prior to, the fourth PShare Anniversary.

The total estimated fair value of the Embedded Derivatives at issuance was USD 5,066,520 ($6,846,649). This amount was recorded as part of the convertible redeemable preferred stock obligation on the consolidated balance sheets. In addition to certain observable inputs, the valuation technique used significant unobservable inputs such that the fair value measurement was classified as Level 3. Significant inputs into the determination of fair value included (i) the Company’s common share price, (ii) an indexed average historical volatility of 48.1% (48.5% at inception), (iii) rates from the USDCAD foreign exchange forward curve, and (iv) the USD risk-free rate curve and the CAD risk-free rate curve, at the date of inception, and again at period end. The Company also determined probability weightings for the potential exercise and timing thereof of the (i) COCROption, and (ii) EROption.

As at June 30, 2019, the Company reassessed its assumption as to the earliest date on which the EROption might be exercised. This increased the total estimated fair value of the Embedded Derivatives by an incremental $177,989 over that which would have otherwise been determined. As at December 31, 2018, the Company reassessed and slightly increased its assumption as to the possibility of a Change of Control, decreasing the total estimated fair value of the Embedded Derivatives by an incremental $230,670 over that which would have otherwise been determined at that date. There is an inverse correlation of the fair value of the Embedded Derivative and the USD-denominated value of the Contact Shares on the TSXV. The impact of changes in estimates of the probability of the exercise of the COCROption and EROption are generally correlated, however, the calculation of such is also impacted by changes to the different risk-free rate curves, further impacting the fair value of the Embedded Derivative.

There is significant complexity to the interplay and impact of these various inputs and the quantum resultant from these relationships which is further influenced by changes to management’s assumptions as to the potential exercise and timing thereof of the COCROption and the EROption. Accordingly, there may be significant volatility to the fair value of the Embedded Derivative from period to period.

During the period June 7, 2017 to December 31, 2018, the fair value of the Embedded Derivative decreased as a result of changes to these inputs and assumptions. During the period January 1, 2019 to June 30, 2019 the fair value increased of changes to these inputs and assumptions. The amounts of these changes are reflected as the change in fair value of Embedded Derivatives on the condensed interim consolidated statements of loss (gain) and comprehensive loss.

A summary of changes to the value of the Embedded Derivatives since issuance on June 7, 2017 is set out below:

June 7, 2017	$6,846,649
Change in fair value	(1,866,120)
June 30, 2017	4,980,529

December 31, 2017	$1,047,042
Change in fair value	(592,688)
June 30, 2018	454,354

December 31, 2018	$585,781
Change in fair value	96,288
June 30, 2019	$682,069

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

8.	REDEEMABLE PREFERRENCE STOCK (continued)

Other Pref Share Rights

In addition to the Embedded Derivatives, the Pref Share Rights include the following rights, privileges, restrictions and conditions ("Other Terms") for which there is no accounting impact:

So long as Waterton Nevada and/or its affiliates beneficially own or control 331/3% or more of the Contact Preferred Shares issued on closing of the Clover Acquisition, and subject to the provisions of the Contact Preferred Shares:

i.

Right of First Offer. Contact Gold will be obligated to inform Waterton Nevada of its intention to sell, lease, exchange, transfer or otherwise dispose of any of its interests in the Contact Properties that is not a sale of all or substantially all of Contact Gold’s assets and provide Waterton Nevada with a summary of the essential terms and conditions by which it is prepared to sell any specified interest in the Contact Properties. Upon receipt of such divesting notice, Waterton Nevada will have the right to elect to accept the offer to sell by Contact Gold on the terms contained on the divesting notice. If Waterton Nevada does not elect to accept the offer for such specified terms, Contact Gold shall be permitted to sell its specified interest in the Contact Properties to a third party for a period of 180 days from the date of the original divesting notice on terms and conditions no less favourable to Contact Gold than those contained in the divesting notice.

ii.

Right of First Refusal. If Contact Gold shall have obtained an offer from one or more third party buyers in respect of the sale, lease, exchange, transfer or other disposition of any of the Contact Properties, in whole or in part, in any single transaction or series of related transactions, which offer Contact Gold proposes to accept, Contact Gold shall promptly provide written notice of such fact to Waterton Nevada and offer to enter into such a transaction with Waterton Nevada.

iii.

Sale of Substantially All of Contact Gold’s Assets. Contact Gold shall not sell, lease, exchange, transfer or otherwise dispose of all or substantially all of its assets without Waterton Nevada’s prior written consent, which will not be unreasonably withheld or delayed.

º

Liquidation. In the event of a liquidation, dissolution or winding-up of Contact Gold or other distribution of assets of Contact Gold among its shareholders for the purpose of winding up its affairs or any steps taken by Contact Gold in furtherance of any of the foregoing, the holders of Contact Preferred Shares shall be entitled to receive from the assets of the Contact Gold in priority to any distribution to the holders of Contact Shares or any other class of stock of Contact Gold, the Liquidation Value (as such term is defined in the articles of incorporation of Contact Gold) per Contact Preferred Share held by them respectively, but such holders of Contact Preferred Shares shall not be entitled to participate any further in the property of Contact Gold.

Costs incurred relating to the issuance of the Contact Preferred Shares are included in the total of Acquisition Costs as the Contact Preferred Shares were issued as partial consideration in exchange for the acquisition of Clover.

Based on the rate of foreign exchange at period end, the number of Contact Shares to be issued would be 10,760,422 if all of the outstanding Contact Preferred Shares had been converted into Contact Shares. Diluted loss per share does not include the effect of such issuance (June 30, 2018: nil), as the Contact Preferred Shares are currently anti-dilutive.

9.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

	a)	Authorized

The Company’s authorized share capital consists of:

(i) up to 500,000,000 Contact Shares with a par value of US$0.001, voting and participating; and
(ii) up to 15,000,000 Class A non-voting Contact Preferred Shares (Note 8).

	b)	Issued and outstanding common shares

Changes in issued common share capital during the six months ended June 30, 2019:

(i)

On May 22, 2019, pursuant to a prospectus supplement (the "Prospectus Supplement") to a short-form base prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec (the "Commissions"), and an offering statement filed on Form 1-A, which includes an offering circular (the "Offering Statement"), pursuant to Regulation A under the Securities Act, filed with the SEC, the Company closed an offering of 20,000,000 Contact Shares at a price of $0.20 per Contact Share (the "Prospectus Offering"). Share issue costs of $1,327,412 associated with the Prospectus Offering, $313,220 of which had been recognized as deferred on the consolidated balance sheet at December 31, 2018, were recognized in the period. Share issue costs also includes an amount of $530,723 in fees paid to the underwriters of the Prospectus Offering, including certain expenditures incurred by the underwriters that were net settled on closing of the Prospectus Offering.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

9.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

	b)	Issued and outstanding common shares (continued)

Changes in issued common share capital during the six months ended June 30, 2019 (continued):

(ii)

Pursuant to having closed the Prospectus Offering at a Contact Share price lower than the Placement Price, the Private Placement Qualified Offering criterion was met, and the Private Placement Rights were converted on May 22, 2019 resulting in the issuance of 2,047,398 additional Contact Shares (Note 7). Share issue costs of $6,004 associated with the Private Placement Rights were recognized in equity in the period.

(iii)

The Company closed the Private Placement on March 14, 2019 and issued 9,827,589 Contact Shares at the Placement Price for proceeds of $2,850,001. Each Contact Share was accompanied by a Private Placement Right automatically convertible to a certain number of additional Contact Shares (Note 7). A total of $40,923 in transaction costs were recognized in equity, of which $21,750 in finders’ fees was paid, and net settled on closing of the Private Placement. All securities offered pursuant to the Private Placement and the conversion of the Private Placement Rights are restricted securities under Rule 144 under the Securities Act.

Changes in issued common share capital during the six months ended June 30, 2018:

On February 5, 2018, the Company issued 250,000 Contact Shares with a value of $112,500 as partial consideration for the acquisition of the East Bailey property, now part of the Pony Creek property (Note 5(a)).

Subsequent to period end:

On July 23, 2019, the Company agreed to issue 2,000,000 Contact Shares as initial consideration pursuant to having entered into an Option Agreement to acquire the Green Springs property (Note 14(b)). The issuance of these Contact Shares is pending approval of the TSXV.

	c)	Escrowed Contact Shares and other restrictions and obligations

As at June 30, 2019, 7,023,075 (December 31, 2018: 10,534,611) of the Contact Shares were held in escrow and restricted from trading, pursuant to the rules of the TSXV. These trading restrictions expire as follows:

December 14, 2019	3,511,537
June 14, 2020	3,511,538
7,023,075

d)	Equity remuneration

Pursuant to the "2017 Contact Gold Omnibus Stock and Incentive Plan" (the "Incentive Plan"), the "Contact Gold Restricted Share Unit Plan", and the "Contact Gold Deferred Share Unit Plan", the Company has established equity remuneration plans, that contemplate the award of stock options to purchase Contact Shares ("Options"), restricted shares ("Restricted Shares"), deferred share units ("DSUs"), and restricted share units ("RSUs"), all in compliance with the TSXV’s policy for granting such awards.

i) Options

Under the Incentive Plan, the maximum number of Contact Shares reserved for issuance may not exceed 10,026,899 Contact Shares together with any other security-based compensation arrangements, and further subject to certain maximums to individual optionees on a yearly basis. The exercise price of each Option shall not be less than the market price of the Contact Shares at the date of grant. Options have expiry dates of no later than 5 years after the grant date. Vesting of Options is determined by the Board at the time of grant. As at June 30, 2019, 3,728,165 Options have vested (December 31, 2018: 1,166,583).

Subject to discretion of the Board and normal course regulatory approvals, Contact Shares are issued from treasury in settlement of Options exercised; otherwise the value of such Contact Shares may be payable in cash.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

9.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

d)	Equity remuneration (continued)

i) Stock options (continued)

A summary of the changes in Options is presented below:

		Weighted
	Number of Options	Average
		Exercise Price
Outstanding as at December 31, 2016	- nil	$-
Granted	3,583,000	$0.97
Expired	-nil
Forfeit or cancelled	-nil
Exercised	-nil
Outstanding as at December 31, 2017	3,583,000	$0.97
Granted	4,615,000	$0.39
Expired	-nil
Forfeit or cancelled	-nil
Exercised	-nil
Outstanding as at December 31, 2018	8,198,000	$0.64
Granted	1,670,000	$0.275
Expired	-nil
Forfeit or cancelled	(80,000)	$0.415
Exercised	-nil
Outstanding as at June 30, 2019	9,788,000	$0.58

The Company has awarded Options to directors, officers and other personnel as follows:

	Number of	Exercise	Vesting
Grant Date
	Options	Price
June 13, 2017	3,233,000	$1.00	2,900,000 vesting in thirds over a period of three years; 333,000 vesting in quarters over a period of four years
September 11, 2017	150,000	$0.75	vesting in thirds over a period of three years
November 24, 2017	200,000	$0.58	vesting in thirds over a period of three years
March 27, 2018	3,985,000	$0.39	vesting in thirds over a period of three years
April 17, 2018	480,000	$0.415	vesting in thirds over a period of three years
May 28, 2018	150,000	$0.295	vesting in thirds over a period of three years
April 3, 2019	1,670,000	$0.275	vesting in thirds over a period of three years

All Options granted have a five-year expiry from the date of grant.

On March 15, 2019, 80,000 Options originally awarded on April 17, 2018 to a consultant to the Company were forfeit further to the termination of the related services agreement.

Share-based compensation expense during the six months ended June 30, 2019 is $457,344 (six months ended June 30, 2018: $667,269). An additional amount of $77,883 was charged to exploration and evaluation expenditures on the consolidated statements of loss (gain) and comprehensive loss for the six months ended June 30, 2019 (six months ended June 30, 2018: $90,269) (Note 5).

For the purposes of estimating the fair value of Options using Black-Scholes, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s common shares, risk-free interest rates and expected average life of the Options. Contact Gold bases its expectation of volatility on the volatility of similar publicly-listed companies, as the expected life of the Company’s Options exceeds the Company’s trading history.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

9.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

	d)	Equity remuneration (continued) i) Stock options (continued)

On April 3, 2019 the Company awarded 1,670,000 Options to directors, officers and employees, exercisable at $0.275 with a five-year expiry; vesting in thirds over a period of three years.

The weighted average fair value of Options granted during the six months ended June 30, 2019, determined using Black-Scholes was $0.58 per Option. The remaining average contractual life of Options outstanding is 3.65 years. For the purposes of estimating the fair value of Options awarded in 2019, using the Black-Scholes model, certain assumptions are made such as the expected dividend yield (0%), risk-free interest rates (range between 1.15% and 2.14%), and expected average life of the options (5 years). As the expected life of Contact Gold’s Options exceeded the length of time over which the Contact Shares have traded, average rates of volatility of 65%-71% were used, reflecting those of a group of similar publicly-listed companies in determining an expectation of volatility of the market price of the Company’s shares. A 0% forfeiture rate was applied to the Option expense.

Subsequent to period end, 3,233,000 Options were cancelled (Note 14 (a)(i)).

e) Restricted Shares

Restricted Shares granted under the Incentive Plan to an officer of the Company vest in thirds at the end of each year from the date of grant. The Restricted Shares were deemed to have a fair value of $1.00 per Restricted Share on the date of grant, with reference to the price at which the Company issued the Contact Shares pursuant to the Subscription Receipt financing.

Transactions relating to Restricted Shares are summarised below:

Number of
Restricted Shares
Balance at January 1, 2017	-
Granted	100,000
Outstanding at December 31, 2017	100,000

Granted	-
Vested	33,333
Outstanding at December 31, 2018	66,667
Granted	-
Vested	33,333
Outstanding at June 30, 2019	33,334

The Restricted Shares are issued from treasury with vesting conditions, as determined by the Board, on grant date. The fair value of the Restricted Shares is charged to contributed surplus and is expensed to the consolidated statements of loss (gain) and comprehensive loss over the vesting period. An amount of $16,666 was charged to the consolidated statement of loss and comprehensive loss as a component of exploration and evaluation during the six months ended June 30, 2019 (six months ended June 30, 2018: $16,666; and six months ended June 30, 2017: $1,389). There has been no impact to cash flows from the Restricted Shares.

(iii) Deferred Share Units

An award of 186,047 DSUs was made subsequent to period end (Note 14(a)(ii)).

f) Gain or loss per share

The calculation of basic and diluted gain or loss per Contact Share for six months ended was based on the loss attributable to common shareholders of $0.10 (June 30, 2018: loss of $0.08; and June 30, 2017: gain of $0.08), adjusted for the value of the Preferred Share dividends payable for the period ($467,862; $573,027; and $68,076), and a weighted average number of common shares outstanding of 61,211,506; 50,547,262; and 20,689,722 respectively, including the Restricted Shares.

Diluted gain or loss per share did not include the effect of 9,788,000 Options (December 31, 2018: 8,198,000) as they are anti-dilutive.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

10.	RELATED PARTIES

Contact Gold’s related parties include (i) its subsidiaries; and (ii) Waterton Nevada as a reflection of its 38% ownership interest in the Company at June 30, 2019, its preferred shareholding and the right Waterton Nevada holds to put forward two nominees to the Board.

Pursuant to the GC&SR Disposal, the Company sold the Golden Cloud and Santa Renia mineral properties to Waterton Nevada in exchange for cash consideration in the amount of $560,951 during the year ended December 31, 2018 (Note 5(e)). Total cash consideration received of $639,959 included an amount of $79,008 as reimbursement of Claims Maintenance fees. In satisfaction of an obligation under the Securities Exchange Agreement, the Company provided notice to Waterton Nevada of its intent to abandon certain mineral property claims, including those that comprise Dry Hills and Rock Horse; in response, Waterton Nevada notified the Company of its intent to exercise its right to take assignment of the claims for nominal value.

Options have previously been granted, and director fees were paid and payable to Mr. Charlie Davies, one of Waterton Nevada’s Board nominees. Mr. Davies is an employee of an affiliate of Waterton Nevada.

Waterton Nevada also purchased 3,603,020 Contact Shares in the Private Placement (Note 9(b)(iii), and 8,448,000 Contact Shares in the Prospectus Offering (Note 9(b)(i). An additional 750,629 Contact Shares were issued to Waterton Nevada pursuant to the conversion of the Private Placement Rights on May 22, 2019 (Note 9(b)(ii).

An amount of $30,000 (six months ended June 30, 2018: $30,000; six months ended June 30, 2017: $16,250) was invoiced by Cairn Merchant Partners LP ("Cairn"), an entity in which Andrew Farncomb, a director and officer of the Company is a principal for employee service; $30,000 is payable at June 30, 2019 (December 31, 2018: $45,000 and 2017: $13,003). Accordingly, Cairn is a related party. Mr. Farncomb’s base salary is paid in part directly, and in part to Cairn in consideration of general management and administrative services rendered through Cairn.

11.	SEGMENT INFORMATION

Reportable segments are those operations whose operating results are reviewed by the chief operating decision maker, being the individual at Contact Gold making decisions about resources to be allocated to a particular segment, and assessing performance provided those operations pass certain quantitative thresholds.

The Company undertakes administrative activities in Canada, and is engaged in the acquisition, exploration, and evaluation of certain mineral property interests in the State of Nevada, USA. Accordingly, the Company’s operations are in one commercial and two geographic segments. The Contact Properties (Note 5) and the Bonding Deposit (Note 4) are held by the Company in Nevada. The remaining assets, including cash and cash equivalents, prepaids and receivables reside in both of the Company’s two geographic locations.

The Company is not exposed to significant operating risks as a consequence of the concentration of its assets in the United States. The Company is in the exploration stage and accordingly, has no reportable segment revenues.

Net loss (gain) is distributed by geographic segment per the table below:

	Six months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2017
Canada	$2,419,628	$1,991,381	$(1,648,665)
United States	3,022,391	2,086,245	79,063
	$5,442,019	$4,077,626	$(1,569,602)

Significant non-cash items, including accretion expense of the Contact Preferred Shares $1,044,073 for the six months ended June 30, 2019 (comparative period of 2018 and 2017: $878,741 and $97,038 respectively) is reflected in the net loss attributable to Canada. The net loss (gain) attributable to Canada also includes a non-cash loss on the Embedded Derivatives of $96,288 (comparative period of 2018: gain of $592,688; and 2017: gain of $1,866,120), and a non-cash foreign exchange gain of $462,089 for the six months ended June 30, 2019 (comparative period of 2018 and 2017: loss of $108,337; gain of $332,670 respectively).

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing and investing transactions:

	Six months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2017
Non-cash financing and investing transactions
Issuances of Common Shares pursuant to Clover Acquisition	$-	$-	$18,550,000
Acquisition of East Bailey	-	112,500	-
Issuance of Contact Preferred Shares	-	-	14,987,020
	$-	$112,500	$33,537,020

13.	MANAGEMENT OF CAPITAL AND FINANCIAL RISKS

The Company currently does not produce any revenue and has relied on existing balances of cash and cash equivalents, and capital financing to fund its operations. The Company’s current capital consists of equity funding raised through private issuances of common shares, preferred shares and a deficit incurred through operations.

The Company relies upon management to manage capital in order to safeguard the Company’s ability to continue as a going concern, to pursue the exploration and development of unproven mineral properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Company manages its capital structure in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and Contact Gold’s holdings of cash; and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To facilitate this, management prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. The Company believes that this approach is reasonable given its relative size and stage.

There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group, nor are there any externally imposed capital requirements.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2019.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s financial instruments consist of cash and cash equivalents, receivables, payables and accrued liabilities, the Cobb Creek obligation, and the Contact Preferred Shares and related Embedded Derivatives. It is management's opinion that with the exception of the Contact Preferred Shares and the Embedded Derivatives: (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in these Interim Financial Statements.

Contact Preferred Shares and the Embedded Derivatives are both considered to be Level 3 type financial liabilities, with each determined by observable data points, in particular the Company’s share price, the rate of CAD/USD foreign and the Company’s credit spread, with reference to current interest rates and yield curves (Note 8).

As the Company is currently in the exploration phase, with exception of the Contact Preferred Shares and Cobb Creek obligation, none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The properties in which Contact Gold currently has an interest are in the exploration stage.

The Company’s financial liabilities of payables and accrued liabilities are generally payable within a 90-day period. Although non-current, the Company has exposure to significant obligations relating to the terms and various covenants in and to the Contact Preferred Shares.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

13.		MANAGEMENT OF CAPITAL AND FINANCIAL RISKS (continued)

Liquidity Risk (continued)

The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future. Accordingly, Contact Gold is dependent on external financing, including the proceeds of future equity issuances or debt financing, to fund its activities.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits. The balance of receivables due and the Bonding Deposit, are with the Canadian and United States government, respectively. As at June 30, 2019, the balance of cash and cash equivalents held on deposit was $3,692,659 (December 31, 2018: 545,164).

The Company has not experienced any losses in such amounts and believes it is not exposed to any significant risks on its cash and cash equivalents in bank accounts.

Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company’s current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company’s operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company’s exploration property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar would result in a $14,207 increase or decrease respectively, in the Company’s cash balance at June 30, 2019. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Fair Value Estimation

Except for the values of the Contact Preferred Shares (Note 8), and other non-current liabilities (Note 5(d)), the carrying value of the Company’s financial assets and liabilities approximates their estimated fair value due to their short-term nature.

14.		SUBSEQUENT EVENTS

	a)	Stock-based compensation

i. Cancellation of Options

The Company and certain officers and directors of the Company (the "Optionees") agreed to cancel an aggregate of 3,233,000 Options held by the Optionees on July 8, 2019.

ii. Award of DSUs

The Company awarded 186,047 DSUs to certain directors on July 22, 2019.

CONTACT GOLD CORP. (formerly Winwell Ventures Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
Six months ended June 30, 2019, 2018, and 2017
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

14.	SUBSEQUENT EVENTS (continued)

	b)	Green Springs property transaction

On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement with subsidiaries of Ely Gold Royalties Inc., whereby Clover shall have an option to purchase a 100% interest in the past-producing Green Springs gold property for total consideration as follows:

2,000,000 Contact Shares

USD 25,000, and the reimbursement of prepaid claims fees relating to Green Springs upon entry into the Purchase Option Agreement

USD 50,000 on the first anniversary of the Purchase Option Agreement

USD 50,000 on the second anniversary of the Purchase Option Agreement

USD 50,000 on the third anniversary of the Purchase Option Agreement

USD 100,000 on the fourth anniversary of the Purchase Option Agreement

Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold’s election. Payment of all amounts can be accelerated and completed at any time.

ITEM 4. Exhibits

Index to Exhibits

Exhibit Number	Description
2.1	Articles of Incorporation*
2.2	Bylaws*
6.1	Investor Rights Agreement, dated as of June 7, 2017*
6.2	Governance and Investor Rights Agreement, dated as of June 7, 2017*
6.3	Employment Agreement with Matthew Lennox-King, dated as of June 7, 2017*
6.4	Employment Letter with Andrew Farncomb, dated as of June 7, 2017*
6.5	Employment Agreement with John Wenger, dated as of June 7, 2017*
6.8	Employment Agreement with Vance Spalding, dated as of June 7, 2017*
6.9	Contact Gold Corp. 2017 Stock and Incentive Plan*
6.10	Contact Gold Corp. Deferred Share Unit Plan*
6.11	Contact Gold Corp. Restricted Share Unit Plan*
6.12	Restricted Stock Agreement with Vance Spalding, dated as of June 7, 2017*
7.1	Plan of Arrangement with Winwell Ventures Inc. and Carlin Opportunities, dated as of December 8, 2016, as amended on January 31, 2017*
7.2	Amending Agreement #1 to Plan of Arrangement, dated January 31, 2017*
7.3	Securities Exchange Agreement with Waterton Nevada Splitter, LLC, Clover Nevada II LLC, Carlin Opportunities Inc. and Winwell Ventures Inc., dated as of December 8, 2016, as amended on January 31, 2017*
7.4	Amending Agreement #1 to Securities Exchange Agreement, dated January 31, 2017*

* Previously filed on Form 1-A on April 10, 2019 and herein incorporated by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By: /s/ John Wenger
John Wenger, Chief Financial Officer

Date August 13, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Matthew Lennox-King
Matthew Lennox-King, Chief Executive Officer
(Principal Executive Officer)

Date August 13, 2019

By: /s/ John Wenger
John Wenger, Chief Financial Officer
(Principal Accounting Officer)

Date August 13, 2019